Post-Qualification Offering Circular Amendment No. 54

File No. 024-10496

PART II

OFFERING CIRCULAR

 Groundfloor Finance Inc.

Dated: October 18, 2017

This Post-Qualification Offering Circular Amendment No. 54 (this “PQA”) amends the offering circular of Groundfloor Finance Inc, dated December 8, 2015, as qualified on December 15, 2015, and as may be amended and supplemented from time to time (the “Offering Circular”), to add, update and/or replace information contained in the Offering Circular and to include audited annual and unaudited interim financial statements. Unless otherwise defined below, capitalized terms used herein shall have the same meanings as set forth in the Offering Circular. See “Incorporation by Reference of Offering Circular” below.

Groundfloor Finance Inc. owns and operates a web-based investment platform www.groundfloor.us where we provide real estate development investment opportunities to the public, specifically through the issuance and sale of Limited Recourse Obligations (or “LROs”). The use of the terms “Groundfloor”, “Groundfloor Finance”, the “Company”, “we”, “us” or “our” in this Offering Circular refer to Groundfloor Finance Inc. unless the context indicates otherwise. Our principal offices are located at 75 Fifth Street, NW, Suite 2170, Atlanta, GA 30308. The phone number for these offices is (404) 850-9225. Our mailing address is PO Box 79346, Atlanta, GA 30357, and the telephone number for this location is (678) 701-1194.

We will issue the LROs in distinct series, each corresponding to a real estate development project (each, a “Project”) to be financed by a commercial loan from us (each, a “Loan”). The borrower for each Project is a legal entity (the “Developer”) that owns the underlying property and has been organized by one or more individuals (each, a “Principal”) that own and operate the Developer.

The LROs will be unsecured special, limited obligations of the Company. The LROs are not listed on any national securities exchange or on the over-the-counter inter-dealer quotation system. There is no market for the LROs. Our obligation to make payments on a LRO is limited to an amount equal to each holder’s pro rata share of amounts we actually receive as payments on the corresponding Loan, net of certain fees and expenses retained by us. See the sections titled “General Terms of the LROs,” “The LROs Covered by this Offering Circular,” and “Project Summaries” of the Offering Circular for additional information.

We do not guarantee payment of the LROs in the amount or on the time frame expected. The LROs are not obligations of the Developers or their Principals, and we do not guarantee payment on the corresponding Loans. We have the authority to modify the terms of the corresponding Loans which could, in certain circumstances, reduce (or eliminate) the expected return on your investment. See the section titled “General Terms of the LROs—Administration, Service, Collection and Enforcement of Loan Documents” of the Offering Circular.

The LROs are speculative securities. Investment in the LROs involves significant risk, and you may be required to hold your investment for an indefinite period of time. You should purchase these securities only if you can afford a complete loss of your investment. See the “Risk Factors” section on page 16 of the Offering Circular.

This Offering is being conducted on a “best-efforts” basis, which means our officers will use their commercially reasonable best efforts in an attempt to sell the LROs. Such officers will not receive any commission or any other remuneration for these sales. In offering the LROs on our behalf, the officers will rely on the safe harbor from broker-dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934, as amended.

The LROs offered under the Offering Circular, including any post-qualification amendment thereto, may only be purchased by investors residing in California, Georgia, Illinois, Maryland, Massachusetts, Texas, Virginia, Washington, and the District of Columbia. We may also offer or sell LROs in other states by qualifying an offering statement covering the LROs in those states or in reliance on exemptions from registration requirements of the laws of those states. The Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be, unlawful, prior to registration or qualification under the laws of any such state. In addition, the LROs are offered only to investors who meet certain financial suitability requirements. See the section titled “Investor Suitability Requirements” of the Offering Circular.

NO FEDERAL OR STATE SECURITIES COMMISSION HAS APPROVED, DISAPPROVED, ENDORSED, OR RECOMMENDED THIS OFFERING. YOU SHOULD MAKE AN INDEPENDENT DECISION WHETHER THIS OFFERING MEETS YOUR INVESTMENT OBJECTIVES AND FINANCIAL RISK TOLERANCE LEVEL. NO INDEPENDENT PERSON HAS CONFIRMED THE ACCURACY OR TRUTHFULNESS OF THIS DISCLOSURE, NOR WHETHER IT IS COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS ILLEGAL.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

Incorporation by Reference of Offering Circular

The Offering Circular, including this PQA, is part of an offering statement (File No. 024-10496) that we filed with the Securities and Exchange Commission (the “Commission”).   We hereby incorporate by reference into this PQA the following:

1.	Part II of the Offering Circular, including the form of LRO Agreement beginning on page LRO-1 thereof to the extent not otherwise modified or replaced by offering circular supplement and/or post-qualification amendment;
2.	Post-Qualification Amendment No. 34 to the Offering Circular;
3.	Offering Circular Supplement No. 11 to the Offering Circular; and
4.	Post-Qualification Amendment No. 36 to the Offering Circular.

Note that any statement that we make in this PQA (or have made in the Offering Circular) will be modified or superseded by any inconsistent statement.

The Offering Circular is amended as follows:

Summary Financial Information

The following information updates and replaces the information in the section titled “Summary Financial Information” beginning on page 14 of the Offering Circular:

The consolidated statements of operations data set forth below with respect to the fiscal years ended December 31, 2016 and December 31, 2015 are derived from, and are qualified by reference to, the consolidated financial statements included in this Offering Circular and should be read in conjunction with those financial statements and notes thereto. The condensed consolidated statements of operations data set forth below with respect to the six months ended June 30, 2017 and June 30, 2016 are derived from, and are qualified by reference to, the unaudited condensed consolidated financial statements included in this Offering Circular and should be read in conjunction with those financial statements and notes thereto.

	For the six months ended June 30, 2017 (unaudited)	For the six months ended June 30, 2016 (unaudited)	Year Ended December 31, 2016	Year Ended December 31, 2015
Operating revenue:
Origination fees	$366,798	$67,903	$218,862	$29,837
Servicing fees	175,972	38,675	237,943	16,927
Total operating revenue	542,770	106,578	456,805	46,764
Net interest income (expense):
Interest income	1,114,627	160,161	901,234	106,223
Interest expense	(852,461)	(160,161)	(842,419)	(106,223)
Net interest income (expense)	262,166	-	58,815	-
Net revenue	804,936	106,578	515,620	46,764
Cost of revenue	(117,587)	(9,925)	(131,753)	(6,384)
Gross profit	687,349	96,652	383,867	40,380
Operating expenses:
General and administrative	463,718	718,373	1,083,200	548,232
Sales and customer support	666,163	347,488	826,289	188,742
Development	291,742	340,380	590,396	204,969
Regulatory	257,738	265,881	596,687	485,503
Marketing and promotions	669,464	442,648	983,812	560,054
Total operating expenses	2,348,825	2,114,770	4,080,384	1,987,500
Loss from operations	(1,661,476)	(2,018,117)	(3,696,517)	(1,947,120)
Interest expense	314,997	-	43,695	1,295
Net loss	$(1,976,473)	$(2,018,117)	$(3,740,212)	$(1,948,415)

Our financial statements for the period ended December 31, 2016 include a going concern note from our auditors. Since our inception, we have financed our operations through debt and equity financings. We intend to continue financing our activities and working capital needs largely from private financing from individual investors and venture capital firms until such time that funds provided by operations are sufficient to fund working capital requirements.

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Risk Factors

The following risk factors starting on page 16 of the Offering Circular are replaced in their entirety, as follows:

Our auditor previously expressed substantial doubt about our ability to continue as a going concern.

Our financial statements for the period ended December 31, 2016 include a going concern note from our auditors. We incurred a net loss for the year ending December 31, 2016 and the six months ending June 30, 2017, and had an accumulated deficit of $7,444,368 and $9,420,841 as of December 31, 2016 and June 30, 2017, respectively. In view of these matters, our ability to continue as a going concern is dependent upon our ability to increase operations and to achieve a level of profitability. Since inception, we have financed our operations through debt and equity financings. We intend to continue financing our future activities and our working capital needs largely from private financing from individual investors and venture capital firms until such time that funds provided by operations are sufficient to fund working capital requirements. The failure to obtain sufficient debt and equity financing and to achieve profitable operations and positive cash flows from operations could adversely affect our ability to achieve our business objective and continue as a going concern.

We have incurred net losses in the past and expect to incur net losses in the future. If we become insolvent or bankrupt, you may lose your investment.

We have incurred net losses in the past, and we expect to incur net losses in the future. Our accumulated deficit was $7,444,368 as of December 31, 2016 and $9,420,841as of June 30, 2017. We have not been profitable since our inception, and we may not become profitable. In addition, we expect our operating expenses to increase in the future as we expand our operations. If our operating expenses exceed our expectations, our financial performance could be adversely affected. If our revenue does not grow to offset these increased expenses, we may never become profitable. In September 2017, we implemented a broad based salary reduction program (the “Salary Reduction Program”) in order to reduce our short-term expenses to manage upcoming liquidity needs of the Company. In future periods, we may not have any revenue growth or our revenue could decline. Our failure to become profitable could impair the operations of the Groundfloor Platform by limiting our access to working capital required to operate the Groundfloor Platform. If we were to become insolvent or bankrupt, it is likely that we would default on our payment obligations under the LROs, and you may lose your investment.

Capitalization

The following information updates and replaces the information in the section titled “Capitalization” on page 72 of the Offering Circular:

The following tables reflect our capitalization as of June 30, 2017 (unaudited), December 31, 2016 (audited), and December 31, 2015 (audited). The tables are not adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings or the subsequent closings of any financings.

The historical data in the tables is derived from and should be read in conjunction with our financial statements included in this Offering Circular. You should also read this table in conjunction with the section entitled “Management Discussion and Analysis.”

	Amounts Outstanding as of June 30, 2017	Amounts Outstanding as of December 31, 2016	Amounts Outstanding as of December 31, 2015
Stockholders’ Deficit:
Common stock, no par value	$22,449	$22,449	$17,173
Preferred stock, no par value	7,571,526	7,571,526	7,571,526
Additional paid-in capital	547,161	527,073	422,423
Less: Stock subscription receivable	(560)	(560)	(560)
Accumulated deficit	(9,420,841)	(7,444,368)	(3,704,156)
Total stockholders’ equity	$(1,280,265)	$676,120	$4,306,406

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Management

The following information updates and replaces the corresponding information in the section titled “Management” on page 73 of the Offering Circular:

Directors, Executive Officers and Significant Employees

Name	Position	Age	Term of Office
Executive Officers:
Brian Dally	President and CEO, and Director	46	January 2013
Nick Bhargava	Executive Vice President, Legal and Regulatory, Acting Chief Financial Officer and Secretary	33	January 2013
Directors:
Bruce Boehm	Director (independent)	64	December 2014
Nick Bhargava	Director	33	January 2013
Brian Dally	Director	46	January 2013
Sergei Kouzmine	Director	55	November 2015
Michael Olander, Jr.	Director	35	December 2014
Richard Tuley Jr.	Director (independent)	47	December 2014
Significant Employees:
Patrick Donoghue	Director of Lending Operations	43	March 2016
Richard Pulido	Senior Vice President and Head of Lending and Risk Management	57	December 2016
Chris Schmitt	Vice President of Software	43	February 2014

Biographies of Directors, Executive Officers and Significant Employees

Nick Bhargava (33) is a co-founder of the Company, has served on our Board of Directors and as its Secretary since our inception. Mr. Bhargava was also named Executive Vice President, Legal and Regulatory in July 2014. Mr. Bhargava completed a Practicum with SciQuest Inc. from January 2012 to May 2012 where he was responsible for reviewing and editing the company’s federal securities filings and sales contracts. Previous to that, he served as a Regulatory Analyst for the Financial Services Roundtable from May 2011 to August 2011, where he reviewed and analyzed legislation and regulation, particularly the Dodd-Frank Wall Street Reform and Consumer Protection Act rulemakings. From May 2010 to August 2010, Mr. Bhargava served as an Honors Intern in Trading and Markets with the SEC, at which he was tasked with researching and analyzing the May 6, 2010 Flash Crash in addition to reviewing proposed rules, comments on proposed rules and SRO filings. As an Enforcement Intern with the Financial Industry Regulatory Authority from May 2009 to August 2009, Mr. Bhargava was responsible for developing enforcement actions against broker-dealers. Prior to these positions, Mr. Bhargava worked as a Trader for TD Waterhouse Inc. from September 2006 to February 2008 and had responsibility for taking and executing trade orders for equities and equity options for high value accounts. Mr. Bhargava received his LLM from Duke University School of Law in 2012, a JD from American University in 2011, and a BS in Biological Sciences and Business from University of Alberta in 2006.

Bruce Boehm (64) has served on our Board of Directors since December 2014. Mr. Boehm is an active angel investor in the Raleigh-Durham area and advisor to several specialty investment funds. During his career, he has been a director for more than 35 publicly and privately held companies. From 1992 to 1996, he created and directed the Masters of Engineering Management Project at the University of Canterbury in Christchurch, New Zealand. Prior to 1992, he was a General Partner of U.S. Venture Partners in Menlo Park, California, with responsibility for a portfolio of approximately 20 healthcare and technology investments. Prior to 1982, he was employed by several Silicon Valley and Route 128 companies as an engineer and project manager. Mr. Boehm received a BS from MIT in 1975 and a MS and MBA from Stanford University in 1982. Mr. Boehm qualifies as an independent director under the NASAA Statement of Policy Regarding Corporate Securities Definitions.

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Brian Dally (46) is a co-founder of the Company, has served on our Board of Directors and as our President and Chief Executive Officer since the Company’s inception. Prior to forming the Company, he served as the Chief Instigator of Fomentum Consulting, LLC beginning in September 2012, responsible for consulting for technology companies in the area of marketing, customer acquisition, and product development. As the Senior Vice President and General Manager of Republic Wireless, a division of Bandwidth.com, from January 2010 to September 2012, Mr. Dally led the successful formation and launch of the company’s mobile division, including managing over 60 individuals and achieving a $60 million revenue run-rate before the end of the first year of operation. From May 2008 to January 2009, Mr. Dally served as the Principal at Peripatetic Ventures Corp., a management consulting firm for high-growth technology company clients, where he assisted clients to develop partnerships to execute new product strategies and cultivate potential customer relationships in addition to conducting buyer needs research, analyzing competition, and crafting positioning and messaging. Mr. Dally has also held officer-level positions with Cecure Gaming LTD, a consumer poker and casino games service for mobile phones, and Motricity Inc., a mobile platform for entertainment and applications. Mr. Dally received a JD from Harvard Law School in June 1999, a MBA from Harvard Business School in 1999, and a BA in Political & Social Thought from the University of Virginia in 1993.

Patrick Donoghue (43) has served as our Director of Lending Operations since March 2016, previously serving in this role on a contract basis. Prior to this, Mr. Donoghue served as Senior Associate for RevitaLending from May 2015 to January 2016, where he worked to optimize the firm’s capital market structure and proliferate the loan growth model. Previously serving as Vice President of Wholesale Operations for ACC Mortgage from Mary 2014 until Mary 2015, Mr. Donoghue managed the entire loan process for a significant broker channel reviewing and funding private money loan transactions. Mr. Donoghue has been active in the private lending space since 2006 underwriting, originating and servicing private money loans. Prior to this, Mr. Donoghue served as production manager and originator for various mortgage companies and began his career as a Branch Manager for the United States Senate FCU. Mr. Donoghue graduated from Edinboro University of Pennsylvania with a B.A. in Psychology in 1997.

Sergei Kouzmine (55) has served on our Board of Directors since November 2015. Mr. Kouzmine is an experienced entrepreneur, executive, and venture capitalist, founding over 10 companies in the banking, retail, and entertainment industries. During the 1990s, Mr. Kouzmine worked at Russia's Center for Financial Technologies, where he developed a Russian payment network system based on smart-card technology. Mr. Kouzmine has also held senior management positions at Invest AG, Finstar Financial Group, and Evraz Group, Russia's largest steel manufacturer. Mr. Kouzmine is the founder and managing partner of qWave Capital, a venture fund investing in emerging technologies. Mr. Kouzmine received an MS in physics from Novosibirsk State University, an MBA from the University of Chicago, Booth School of Business, and a PhD in nuclear physics from the Institute of Nuclear Physics in Russia.

Michael Olander Jr. (35) has served on our Board of Directors since December 2014. Since the Company’s inception in 2005, Mr. Olander has served as CEO, in addition to being the sole member and manager, of MDO Holdings, LLC, a diversified holding company that operates three core subsidiaries: MDO2 Fitness, LLC owns and operates 28 health clubs under the names O2 Fitness and East Shore Athletic Clubs; MOREI, LLC and its affiliates own in excess of 250,000 square feet of commercial real estate; and MDO Ventures JS, LLC is an investment company with over a dozen companies currently funded. Mr. Olander sits on the board of five companies funded by MDO Ventures and serves as an advisor to two more. He earned his Bachelor of Arts in Business Administration from the College of Charleston in 2004.

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Richard Pulido (57) has served as our Senior Vice President and Head of Lending and Risk Management since December of 2016. Prior to joining the Company, he had a 27-year career with Prudential Financial in commercial real estate investment spanning asset management, development, portfolio management and capital markets assignments.  Mr. Pulido’s last assignment was building a Secondary Market unit to address demand for floating rate mortgage product.  Starting the group in 2013, he built an approximately $1 billion book by December 2015.  Between 1996 and 2012, Mr. Pulido was in the Debt Asset Management team, including 12 years as National Head of Special Servicing.  Mr. Pulido successfully led the team through the credit cycle, at one point tripling head count and office count to properly address portfolio issues.  During this period, he also expanded the group’s scope beyond life company assets to include CMBS, Agency and third-party accounts.  Concurrent with his special servicing responsibilities, for several years Mr. Pulido also led the Portfolio Management team responsible for quality rating and valuing the commercial mortgage portfolio.  Additional achievements included implementing the engagement of an offshore vendor to provide supporting analytical work and defending the proprietary credit rating model to regulators, auditors and rating agencies.  Mr. Pulido had previous assignments in equity asset management and development in Los Angeles and Chicago, where he began his Prudential career.  Prior to his real estate career, Mr. Pulido was a Systems Engineer with Northrop Corp. in California.  Mr. Pulido received his MBA from The University of Chicago Booth School of Business in 1988 and his BS in System Science and Mathematics from the University of California, Los Angeles in 1983.

Chris Schmitt (43) has served as our Vice President of Software since February of 2014, previously serving as our lead developer on a contract basis. Prior to joining the Company, he served as Senior Program Manager for Bandwidth.com beginning in January 2012, where he lead multiple teams in efforts to coordinate the release of products, created and implemented a new Beta program to improve product quality, and worked with senior management to define tasks and priorities for his teams. Mr. Schmitt served as the IT Manager of Bandwidth.com from September 2011 to January 2012, and in this role he managed a group of five developers on day-to-day operations of building and maintaining the website and back office and launch night of republic wireless including a massive scaling effort on Amazon’s EC2 services to handle peak web traffic. As Senior Borrower for Bandwidth.com from October 2010 to September 2011, Mr. Schmitt’s responsibilities included organizing and acting as the team lead for the Broadband division. Also in this role, he took the division from an excel-based back office to an online back office through multiple integration, rebuilt the online customer portal with many enhanced features and reconstructed the back end to make it more scalable to meet future demand, and built a distributed ping-based product leveraging Amazon EC2 services from multiple regions to compete with other industry participants. Mr. Schmitt served as Senior Database Administrator for Credit Suisse from August 2009 to October 2010, where he acted as a primary database administrator for over 100 servers and worked with support groups to help improve communication and processes. Mr. Schmitt also operated his own consulting firm, TreadPath Software, LLC, from August 2007 to October 2010. Mr. Schmitt received a BA in Computer Information Systems from Roger Williams University in 1997.

Richard (“Rick”) Tuley Jr. (47) has served on our Board of Directors since December 2014. Mr. Tuley is an experienced real estate entrepreneur and business operator. He currently serves as the managing broker of Richard Tuley Realty, Inc., a real estate brokerage firm specializing in residential and commercial investment sales and property management which was founded in 1982. Mr. Tuley has been a licensed broker since 1992 and assumed full firm management in 2009. In addition, Mr. Tuley serves as President of Destiny Development Corporation, a Georgia-based general contracting firm founded in 2001. Destiny specializes in upscale custom and speculative residential construction and remodeling. Mr. Tuley is responsible for firm strategy, securing mortgage capital and making investment decisions. He is a third generation home builder, whose father founded two home building companies in Atlanta, Georgia. Mr. Tuley has over 25 years of experience in new home construction, lot and land development for multiple Fortune 500 companies, retail development, residential redevelopment, property management and long-term investing. Mr. Tuley is also an angel investor. He previously worked for the real estate team within Ernst & Young's entrepreneurial services group. He was also a senior associate in Leveraged Finance and the Financial Sponsors Coverage groups at UBS and a principal with Katalyst Venture Partners in New York. Between real estate and Wall Street, Mr. Tuley has been involved in well over $1 billion in transactions during his career. Mr. Tuley earned his undergraduate degree from Georgia Tech in 1992 and his MBA from Harvard Business School in 1999. Mr. Tuley qualifies as an independent director under the NASAA Statement of Policy Regarding Corporate Securities Definitions (collectively with Mr. Boehm, the “Independent Directors”).

Compensation of Our Management

The chart below includes the aggregate annual remuneration for the fiscal year ended December 31, 2016 of each of our current executive officers.

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Name	Capacities in which remuneration was received during 2016	Cash Compensation ($)	Other compensation ($)	Total compensation ($)
Brian Dally	President and Chief Executive Officer	$166,000	—	$166,000
Nick Bhargava	Executive Vice President, Legal and Regulatory	$100,000	—	$100,000

As of the date of this Offering Circular, we have not compensated our outside directors for their service on our Board of Directors, except that Messrs. Boehm and Tuley each received options to purchase 8,000 shares of our common stock as compensation for their service on the board during 2015. If exercised, these options will not represent five or more percent of any class of securities. The grant solely serves as service compensation and is customary for companies in our industry in order to attract and retain qualified directors. In the future, we may implement an outside director compensation program that includes grants of cash and/or equity-based awards.

Employment Agreements

Except as described below, we have entered into employment agreements with each of our officers and significant employees in the form of offer letters. Each offer letter provides for “at will” employment and sets forth the compensation arrangements for the officer. The offer letters do not provide for any arrangements for payments or benefits upon termination of employment in specified circumstances, including following a change in control.

Employment Agreement with Brian Dally, President and CEO

We entered into an Executive Employment Agreement with Brian Dally on November 14, 2014. The initial term of the agreement extends to December 31, 2017 and will automatically renew on a year-to-year basis thereafter unless otherwise terminated as provided therein. The agreement provides that Mr. Dally will receive a base salary, which is currently $166,000. The agreement also provides that, on or immediately after the three-month anniversary of the closing of such an equity financing, our Compensation Committee shall consider the establishment of an incentive bonus in which Mr. Dally will be eligible to participate. Mr. Dally is entitled to up to 25 business days of paid time off in each full calendar year and to receive reimbursement for all of his reasonable business expenses incurred in performing his services to us pursuant to the agreement. The agreement also provides that Mr. Dally will be entitled to severance of 12 months of his annual base salary following a Termination Without Cause or Resignation with Good Reason (each as defined in the agreement) in addition to any base salary owed through the effective date of such termination, payment for accrued unused PTO, any bonus to which Mr. Dally is entitled for a preceding period but unpaid as of the date of termination, and continued participation in Groundfloor benefit plans for 12 months. In consideration for us entering into the agreement, Mr. Dally agreed to be bound by certain non-competition and non-solicitation/interference/non-disparagement provisions during the term of the agreement and for 12 months following his termination.

In September 2017, we implemented the Salary Reduction Program. In connection with this program, Mr. Dally’s base salary was reduced to $1,972 per month. Mr. Dally will be eligible for a bonus and salary adjustment following the completion of an equity financing by the Company of at least $3,000,000 in aggregate gross proceeds (excluding conversion of any outstanding indebtedness) in amounts to be determined by our Board of Directors.

Employment Agreement with Nick Bhargava, Executive Vice President, Legal and Regulatory

We entered into an Executive Employment Agreement with Nick Bhargava on November 14, 2014. The initial term of the agreement extends to December 31, 2017 and will automatically renew on a year-to-year basis thereafter unless otherwise terminated as provided therein. The agreement provides that Mr. Bhargava will receive a base salary, which is currently $100,000. The agreement also provides that, on or immediately after the three-month anniversary of the closing of such an equity financing, our Compensation Committee shall consider the establishment of an incentive bonus in which Mr. Bhargava will be eligible to participate. Mr. Bhargava is entitled to up to 25 business days of paid time off in each full calendar year and to receive reimbursement for all of his reasonable business expenses incurred in performing his services to us pursuant to the agreement. The agreement also provides that Mr. Bhargava will be entitled to severance of 12 months of his annual base salary following a Termination Without Cause or Resignation with Good Reason (each as defined in the agreement) in addition to any base salary owed through the effective date of such termination, payment for accrued unused PTO, any bonus to which Mr. Bhargava is entitled for a preceding period but unpaid as of the date of termination, and continued participation in Groundfloor benefit plans for 12 months. In consideration for us entering into the agreement, Mr. Bhargava agreed to be bound by certain non-competition and non-solicitation/interference/non-disparagement provisions during the term of the agreement and for 12 months following his termination.

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In connection with the Salary Reduction Program, Mr. Bhargava’s base salary was reduced to $1,972 per month. Mr. Bhargava will be eligible for a bonus and salary adjustment following the completion of an equity financing by the Company of at least $3,000,000 in aggregate gross proceeds (excluding conversion of any outstanding indebtedness) in amounts to be determined by our Board of Directors.

 Management Discussion and Analysis

The following information updates and replaces the information in the section titled “Management Discussion and Analysis—Financial Position and Operating History” on page 82 of the Offering Circular:

You should read the following discussion in conjunction with our financial statements and the related notes and the section entitled “Description of the Company’s Business” elsewhere in this Offering Circular. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including but not limited to those discussed in the section entitled “Risk Factors” and elsewhere in this Offering Circular.

Overview

We maintain and operate the Groundfloor Platform for use by us and our subsidiaries to provide real estate development investment opportunities to the public. We were originally organized as a North Carolina limited liability company under the name of Fomentum Labs LLC on January 28, 2014. Fomentum Labs LLC changed its name to Groundfloor LLC on April 26, 2014, and converted into a North Carolina corporation on July 26, 2014. In connection with this conversion, all equity interests in Groundfloor LLC were converted into shares of our common stock. Effective August 5, 2015, we changed our domiciliary state to Georgia under the name Groundfloor Finance Inc. The consolidated financial statements include the Company our wholly-owned subsidiaries, Groundfloor GA, which was created for the purpose of financing real estate properties in Georgia, Groundfloor Holdings GA, LLC (“Holdings”), which was created for the purpose of facilitating our loan advance program by entering into a revolving credit facility (the “Revolver”) with Revolver Capital LLC (“Revolver Capital”), and Groundfloor Real Estate 1, LLC (“GRE 1”), which sold and issued LROs through the Groundfloor Platform from May to July 2017.

LRO Program

We began offering LROs through the Groundfloor Platform in September 2015 pursuant to an offering statement (File No. 024-10440) that was qualified on September 7, 2015. We subsequently qualified two additional offering statements: the second (File No. 024-10488) was qualified on October 29, 2015 and the third (File No. 024-10496) was qualified on December 15, 2015. Beginning in mid-January 2016, we began qualifying additional series of LROs through PQAs to the offering statement qualified on December 15, 2015. In May 2017, GRE 1, our wholly-owned subsidiary, began offering LROs through the Groundfloor Platform pursuant to an offering statement (File No. 024-10670) that was qualified that same month.

Status of LRO Offerings and Loan Originations

The tables below outline, as of the date indicated below, the total number of series of LROs (and resulting aggregate sales proceeds) for the Company and GRE 1 that (i) have been sold, (ii) are in the process of being sold, and (iii) are in the process of being qualified. The table below also indicates the total number of series of LROs (and the resulting aggregate value) that the Company or GRE 1 have abandoned or that have been withdrawn (i.e., those series of LROs that were withdrawn and later qualified by a subsequent PQA).

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GROUNDFLOOR FINANCE OFFERINGS

As of: September 21, 2017	Total Number of Series of LROs	Aggregate Proceeds	Percentage of Total Loans Qualified[1]
Total Sold:	283	$33,476,400	76.7%
Total Being Sold:	10	$1,015,930	2.5%
Total Being Qualified:	—	—	—
Total Abandoned:	65	$8,970,960	22.8%
Total Withdrawn:	13	$1,449,140	3.6%

GRE 1 OFFERINGS

As of: September 21, 2017	Total Number of Series of LROs	Aggregate Proceeds	Percentage of Total Loans Qualified
Total Sold:	34	$5,917,500	97%
Total Being Sold:	—	—
Total Being Qualified:	—	—	—
Total Abandoned:	1	$451,000	3%
Total Withdrawn:	—	—	—

1 For the purpose of this calculation, excludes LROs offered and sold pursuant to other exemptions from federal and state registration requirements, including Regulation D under the Securities Act.

While this data reflects a high incidence of abandonment, we believe this was due primarily to the delay involved in our offering procedures in place before we made advances. Many Borrowers have fixed closing dates for their real estate transactions. Prior to our ability to advance Loans, borrowers were forced to wait to receive financing until after the corresponding LROs were qualified and sold. This process took too long, so many borrowers were forced to withdraw and find alternate financing from other sources due to their internal deadlines. With the enactment of the loan advance program, however, we do not expect the rate of abandoned series to be as high in the future.

The tables below include information related to the status of Loans the Company and GRE 1 have issued under the LRO program (by letter grade) as of September 21, 2017. For these purposes, outstanding Loans are characterized as follows:

•	Repaid: Loans that have been paid either:

o	at or before maturity (through prepayment),

o	after the original maturity date (following extension, modification or other workout arrangement), or

o	after a fundamental default (where a portion of the principal amount of the Loan has been written off as uncollectable).

•	Unpaid: Includes Loans that are:

o	“current” (i.e., no events of default have occurred, all payment obligations have been met or none are yet triggered),

o	subject to “workout” (i.e., there has been one or more payment defaults on the Loan and the Company or GRE 1, as applicable, has negotiated a modification of the original terms that does not amount to a fundamental default) (see “Description of the Company’s Business—Project Funding and Payment of Expected Yield—Servicing and Collection of Loans” above for more information), or

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o	subject to a “fundamental default” (i.e., where a loan has defaulted and there is a chance that the Company or GRE 1, as applicable, will not be able to collect 100% of the principal amount of the Loan by the Extended Payment Date of the corresponding LROs).

See also “Description of the Company’s Business—Project Funding and Payment of Expected Yield—Servicing and Collection of Loans.”

Groundfloor Finance – Loans Covered LROs by Letter Grade
	A	B	C	D	E	F	G
	(by thousands, unless otherwise indicated*)

Total Loans Offered and Originated
Amount Offered	$3,739	$10,849	$18,635	$10,073	$478	$97	$25
Loans Offered (#)*	35	94	145	81	4	1	1
Amount Originated	$2,820	$8,035	$14,941	$7,249	$309	$97	$25
Loans Originated (#)*	29	72	114	63	3	1	1

Total Loans Currently Repaid
Amount Paid at or Before Maturity	$1,315	$4,031	$4,318	$3,692	$210	$0	$0
Loans Paid at or Before Maturity (#)*	14	37	41	31	2	0	0
Amount Paid Following Workout	$169	$585	$2,027	$489	$99	$0	$25
Loans Paid Following Workout (#)*	3	6	11	6	1	0	1
Amount Paid Following Fundamental Default	$68	$0	$0	$0	$0	$31	$0
Loans Paid Following Fundamental Default (#)*	1	0	0	0	0	1	0

Total Loans Currently Unpaid
Amount Current	$1,226	$2,200	$6,864	$2,305	$0	$0	$0
Loans Current (#)*	10	18	50	21	0	0	0
Amount in Workout	$20	$1,219	$1,732	$763	$0	$0	$0
Loans In Workout (#)*	1	11	12	5	0	0	0
Amount in Fundamental Default (still unpaid)	$0	$0	$0	$0	$0	$0	$0
Loans In Fundamental Default (#)*	0	0	0	0	0	0	0

GRE 1 - Loans Covered LROs by Letter Grade
	A	B	C	D	E	F	G
	(by thousands, unless otherwise indicated*)

Total Loans Offered and Originated
Amount Offered	$548	$3,528	$2,111	$181	$0	$0	$0
Loans Offered (#)*	5	17	12	1	0	0	0
Amount Originated	$548	$3,528	$1,660	$181	$0	$0	$0
Loans Originated (#)*	5	17	11	1	0	0	0

Total Loans Currently Repaid
Amount Paid at or Before Maturity	$310	$262	$610	$0	$0	$0	$0
Loans Paid at or Before Maturity (#)*	2	2	3	0	0	0	0
Amount Paid Following Workout	$0	$494	$0	$0	$0	$0	$0
Loans Paid Following Workout (#)*	0	1	0	0	0	0	0
Amount Paid Following Fundamental Default	$0	$0	$0	$0	$0	$0	$0
Loans Paid Following Fundamental Default (#)*	0	0	0	0	0	0	0

Total Loans Currently Unpaid
Amount Current	$238	$2,772	$1,050	$181	$0	$0	$0
Loans Current (#)*	3	14	8	1	0	0	0
Amount in Workout	$0	$0	$0	$0	$0	$0	$0
Loans In Workout (#)*	0	0	0	0	0	0	0
Amount in Fundamental Default (still unpaid)	$0	$0	$0	$0	$0	$0	$0
Loans In Fundamental Default (#)*	0	0	0	0	0	0	0

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Status of Loan Collection and Servicing under the LRO Program

The Company determined on February 1, 2017 that it would not be possible to collect 100% of the principal amount of 174 Timothy Drive, Dallas, GA 30132 by the Extended Payment Date of the corresponding LROs. This Loan (graded A, with an original principal amount of $90,000) was repaid and corresponding LRO Payments processed to investors, subject to a write off of $22,000 of principal and $7,385 of accrued interest. The Company informed investors who had purchased LROs corresponding to this Loan of the determination that this Loan was in fundamental default on February 3, 2017, and the LROs were repaid the same day. This loss resulted from unforeseen circumstances with the septic system engineering and a previously unknown encroachment issue, but is nevertheless in line with the normal risks of the Company’s business.

The Company determined on June 4, 2017 that it would not be possible to collect 100% of the principal amount of 4626 Brooks Street NE, Washington, DC 20019 by the Extended Payment Date of the corresponding LROs. The Company was in a second lien position and the first lienholder foreclosed on the property on August 1, 2017. The Company has exercised every remedy available to it, and was unable to recover the full principal amount or any interest outstanding. The total principal loss on this loan was $66,000.The risk of loss is in line with a second lien Loan graded F.

The tables below reflect information about the historical workout treatment of Loans covered by the LRO program (by letter grade) as of September 21, 2017. Collection procedures for Loans in default typically involve the pursuit of one or more remedies. For example, a loan may be extended for up to six months before determining it to be in fundamental default. The table below reflects the most extreme collection status of each particular Loan (i.e., the Loan that had been placed into fundamental default at the reporting date would not also be reflected as having been extended). See the discussion above as well as “Description of the Company’s Business—Project Funding and Payment of Expected Yield —Servicing and Collection of Loans” for a more detailed discussion of the characterization of Loans subject to workout.

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Groundfloor Finance
	Loan Grade
	A	B	C	D	E	F	G
	(by thousands, unless otherwise indicated*)

Loans Subjected to Workout
Amount Extended/Modified ($)	$279	$1,804	$3,749	$1,252	$99	$97	$25
Loans Extended/Modified(#)*	5	17	23	11	1	1	1
Amount Subjected to Interest Rate Reduction	$0	$105	$0	$0	$0	$0	$0
Loans Subject to Interest Rate Reduction (#)*	0	1	0	0	0	0	0

Loans Subjected to Fundamental Default
Amount Subjected to Fundamental Default (aggregate principal amount of Loans)	$90	$0	$0	$0	$0	$97	$0
Amount Written Off (aggregate principal amount unpaid)	$22	$0	$0	$0	$0	$66	$0
Loans Subject to Fundamental Default/Written Off (#)*	1	0	0	0	0	1	0
Investors Impacted by Fundamental Default*	144	0	0	0	0	177	0

GRE 1
	Loan Grade
	A	B	C	D	E	F	G
	(by thousands, unless otherwise indicated*)

Loans Subjected to Workout
Amount Extended/Modified ($)	$0	$494	$0	$0	$0	$0	$0
Loans Extended/Modified(#)*	0	1	0	0	0	0	0
Amount Subjected to Interest Rate Reduction	$0	$0	$0	$0	$0	$0	$0
Loans Subject to Interest Rate Reduction (#)*	0	0	0	0	0	0	0

Loans Subjected to Fundamental Default
Amount Subjected to Fundamental Default (aggregate principal amount of Loans)	$0	$0	$0	$0	$0	$0	$0
Amount Written Off (aggregate principal amount unpaid)	$0	$0	$0	$0	$0	$0	$0
Loans Subject to Fundamental Default/Written Off (#)*	0	0	0	0	0	0	0
Investors Impacted by Fundamental Default*	0	0	0	0	0	0	0

We believe that the number of Loans the Company and GRE 1 have originated to date is too small to see a grade distribution of Loans in workout that tracks the grade distribution of Loans originated on a risk adjusted basis. We expect to see a more normal distribution as loan volume increases. Grades are an assessment of risk of loss should a default occur, and cannot predict defaults resulting from idiosyncratic events.

Georgia Notes Program

Prior to September 2015, only Groundfloor Properties GA, LLC (“Groundfloor GA”), a wholly-owned subsidiary of the Company, had issued non-recourse, limited recourse notes, referred to herein as Georgia Notes, through the Company’s Platform. The Georgia Notes were offered and sold pursuant to the federal and state exemptions from registration set forth in Section 3(a)(11) of the Securities Act and the Invest Georgia Exemption, Rule 590-4-2-.08, respectively. Groundfloor GA has not issued any additional Georgia Notes since commencing the LRO program and do not intend to issue any additional Georgia Notes in the future. While similar in structure to the LRO program, the Georgia Notes program (as summarized below) operated under a different legal structure and documentation establishing rights and obligations distinct from those under the LRO Program described in this Offering Circular. As a result, comparisons to the LRO program may not be meaningful, and prospective investors in the series of LROs covered by this Offering Circular should not rely upon the past results of the Georgia Notes and corresponding real estate development projects as indications of the future performance of the LRO program or any Project related to a particular series of LROs thereunder.

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The Georgia Notes correspond to commercial loans to real estate developers of between $8,000 and $100,000, at interest rates that range between 6% and 20%, maturing six to 12 months from the date when each loan was made. Payment on each series of Georgia Notes is dependent upon Groundfloor GA’s receipt of payments on the corresponding loan, including principal and accrued interest. The borrower with respect to each loan is the developer that controls the real estate development project. These loans were applied toward a real estate project’s acquisition and/or renovation or construction costs. The real estate developer uses the loan proceeds to complete the real estate project, repaying principal and interest as a balloon payment at maturity. Once the loans are repaid, Groundfloor GA makes payments on the corresponding Georgia Notes. It is expected that investors in the Georgia Notes would profit solely from the interest earned on the Georgia Notes (which corresponds to the interest charged on the corresponding loan). Groundfloor GA takes a lien on the real estate underlying the project to secure each loan; however, investors in the corresponding series of Georgia Notes do not have any recourse against the real estate developer. The recourse against Groundfloor GA is limited to an amount equal to an investor’s pro rata share in value of the loan payments received by Groundfloor GA. Real estate developers are charged origination and servicing fees (ranging from 2% to 4% of the funds needed for the project), which may be included in the total amount of the loan. In addition, in certain circumstances, there are additional processing fees charged to the developer.

Status of Georgia Notes Offerings and Loan Originations

As of September 2015, Groundfloor GA had issued Georgia Notes totaling approximately $1,881,000, funding a total of 36 commercial loans for real estate development for an aggregate principal amount of $1,881,000. Loan sizes ranged from $8,000 to $100,000, with an average loan size of approximately $52,000.

The table below includes information related to the status of total amount of Loans Groundfloor GA has issued under the Georgia Notes program (by letter grade) as of September 21, 2017 (utilizing the same characterizations as outlined above).

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Loans Covered Georgia Notes by Letter Grade
	A	B	C	D	E	F	G
	(by thousands, unless otherwise indicated*)

Total Loans Originated
Amount Originated	$381	$470	$335	$190	$445	$60	$0
Loans Originated (#)*	7	10	7	2	9	1	0

Total Loans Currently Repaid
Amount Paid at or Before Maturity	$306	$322	$130	$190	$305	$60	$0
Loans Paid at or Before Maturity (#)*	6	7	4	2	6	1	0
Amount Paid Following Workout	$75	$113	$205	$0	$140	$0	$0
Loans Paid Following Workout (#)*	1	2	3	0	3	0	0
Amount Paid Following Fundamental Default	$0	$0	$0	$0	$0	$0	$0
Loans Paid Following Fundamental Default (#)*	0	0	0	0	0	0	0

Total Loans Currently Unpaid
Amount Current	$0	$0	$0	$0	$0	$0	$0
Loans Current (#)*	0	0	0	0	0	0	0
Amount in Workout	$0	$35	$0	$0	$0	$0	$0
Loans In Workout (#)*	0	1	0	0	0	0	0
Amount in Fundamental Default (still unpaid)	$0	$0	$0	$0	$0	$0	$0
Loans In Fundamental Default (#)*	0	0	0	0	0	0	0

Status of Loan Collection and Servicing under Georgia Notes Program

As indicated in the table above, as of September 21, 2017, of the 36 loans funded, 34 loans have been paid back in full, one loan has paid back with full principal and reduced interest, and one loan is currently outstanding. That loan went into default and has been modified and extended past the original maturity date. It is currently the subject of a title insurance claim with our title insurer, but has not gone into fundamental default. The title insurer is pursuing a court action to obtain title and/or damages on Groundfloor GA’s behalf. See “Management Discussion and Analysis—Overview—Georgia Notes Program” for additional information.

The table below reflects information about the historical workout treatment of loans covered by the Georgia Notes program (by letter grade) as of September 21, 2017 to the extent they are not written off. Groundfloor GA’s collection procedures for loans in default typically involve the pursuit of one or more remedies. For example, Groundfloor GA may extend a loan for up to six months before determining it to be in fundamental default. The table below reflects the most extreme collection status of each particular loan (i.e., the loan that had been placed into fundamental default at the reporting date would not also be reflected as having been extended). See our discussion above as well as “Description of the Company’s Business—Project Funding and Payment of Expected Yield —Servicing and Collection of Loans” for a more detailed discussion of our characterization of loans subject to workout.

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	Loan Grade
	A	B	C	D	E	F	G
	(by thousands, unless otherwise indicated*)

Loans Subjected to Workout
Amount Extended/Modified ($)	$75	$148	$205	$0	$140	$0	$0
Loans Extended/Modified(#)*	1	3	3	0	3	0	0
Amount Subjected to Interest Rate Reduction	$0	$0	$40	$0	$0	$0	$0
Loans Subject to Interest Rate Reduction (#)*	0	0	1	0	0	0	0

Loans Subjected to Fundamental Default
Amount Subjected to Fundamental Default (aggregate principal amount of Loans)	$0	$0	$0	$0	$0	$0	$0
Amount Written Off (aggregate principal amount unpaid)	$0	$0	$0	$0	$0	$0	$0
Loans Subject to Fundamental Default/Written Off (#)*	0	0	0	0	0	0	0
Investors Impacted by Fundamental Default (#)*	0	0	0	0	0	0	0

Other than the defaults referenced above, Groundfloor GA is not aware of any adverse business developments that have occurred in the course of its operations.

Funding Loan Advances

To date, the Company has entered into two financial arrangements designed to facilitate Loan advances.

In November 2016, the Company entered into the Revolver credit facility to fund Loan advances (as defined below). The terms of the credit facility are as follows: Interest accrues at the greater of 10.0% per annum or the weighted average annual interest rate of the Loans then held by Holdings which have been originated with proceeds from the credit facility. The revolving credit facility was originally limited to $1,500,000 with an option to increase the limit to $15,000,000 (under certain circumstances). The term of the credit facility is one year, and is extendable for up to two additional years. The Company has given a corporate guaranty to Revolver Capital as additional support for the credit facility. Revolver Capital will also have a lien on the general assets of Holdings—which is made up exclusively of Loans that Holdings has originated. However, only Holdings, and its successors and assigns, are identified as a secured party in any documentation used to secure the advanced Loans. At no point will Holdings hold (or provide Revolver Capital a securities interest in) any Loan for which LROs have been issued.

When Holdings is not able to draw sufficient funds from this credit facility fast enough, the Company may elect to provide Holdings with a short term, non-interest bearing, full recourse loan using its operational capital to fund advances.

On January 11, 2017, we entered into a promissory note and security agreement (as amended, the “ISB Note”) in favor of ISB Development Corp., an affiliate of Mr. Kouzmine (“ISB”), for a principal sum of $1,000,000, which was subsequently increased to $2,000,000, for the purpose of using the proceeds for our loan advance program, but may use the proceeds for other purposes in our sole discretion.

Financial Position and Operating History

In connection with their audit for the years ended December 31, 2016 and December 31, 2015, our auditors raised substantial doubt about our ability to continue as a going concern due to our losses and cash outflows from operations. To strengthen our financial position, we have continued to raise additional funds through convertible debt and equity offerings.

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We have a limited operating history and have incurred a net loss since our inception. Our net loss was $3,740,212 for the year ended December 31, 2016. To date, we have earned limited revenues from origination and servicing fees charged to borrowers in connection with the loans made by the Company and its wholly-owned subsidiaries GRE 1 and Groundfloor GA corresponding to the LROs and Georgia Notes. We have funded our operations primarily with proceeds from our convertible debt and preferred stock issuances, which are described below under “Liquidity and Capital Resources”. Over time, we expect that the number of borrowers and lenders, and the volume of loans originated through the Groundfloor Platform, will increase and generate increased revenue from borrower origination and servicing fees.

The proceeds from the sale of LROs described in this Offering Circular will not be used to directly finance our operations. We will use the proceeds from sales of LROs exclusively to originate the Loans that correspond to the corresponding series of LROs sold to investors. However, we collect origination and servicing fees on Loans we are able to make to Developers, which we recognize as revenue. The more Loans we are able to fund through the proceeds of our offerings, the more fee revenue we will make. With increased fee revenue, our financial condition will improve. However, we do not anticipate this increased fee revenue to be able to support our operations through the next twelve months.

Our operating plan calls for a continuation of the current strategy of raising equity and, in limited circumstances, debt financing to finance our operations until we reach profitability and become cash-flow positive, which we do not expect to occur before 2017. Our operating plan calls for significant investments in website development, security, investor sourcing, loan processing and marketing, and for several rounds of equity financing before we reach profitability. We completed our Series A Financing in December 2015, through which we raised an aggregate of approximately $5,000,000 (including the cancellation of the 2015 Bridge Notes (as defined below)), and we have raised an aggregate of $825,000 as of September 21, 2017 through our 2017 Note Financing, in order to fund operations over the next six months. See “Liquidity and Capital Resources” below.

Critical Accounting Policies and Estimates

This discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which we have prepared in accordance with generally accepted accounting principles. The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses. Management bases its estimates on historical experience and on various other factors it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. Actual results may differ from these estimates. Our significant accounting policies are more fully described in Note 1 to our consolidated financial statements included elsewhere in this Offering Circular.

Software and Website Development Costs

Internal use software and website development costs are capitalized when preliminary development efforts are successfully completed and it is probable that the project will be completed and the software will be used as intended. Internal use software and website development costs are amortized on a straight line basis over the project’s estimated useful life, generally three years. Capitalized internal use software development costs consist of fees paid to third-party consultants who are directly involved in development efforts. Costs related to preliminary project activities and post implementation activities, including training and maintenance, are expensed as incurred. Costs incurred for upgrades and enhancements that are considered to be probable to result in additional functionality are capitalized. Development costs of our website incurred in the preliminary stages of development are expensed as incurred. Once preliminary development efforts are successfully completed, internal and external costs, if direct and incremental, are capitalized until the software is substantially complete and ready for its intended use.

Share Based Compensation

We account for share-based compensation using the fair value method of accounting which requires all such compensation to employees, including the grant of employee stock options, to be recognized in the income statement based on its fair value at the measurement date (generally the grant date). The expense associated with share-based compensation is recognized on a straight-line basis over the service period of each award.

15

Provision for Income Taxes

We account for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. A valuation allowance is recorded to reduce deferred tax assets to the amount that is more likely than not to be realized.

Results of Operations

Fiscal Year Ended December 31, 2016 and 2015

	For the year ended December 31, 2016	For the year ended December 31, 2015
Non-interest revenue:
Origination fees	$218,862	$29,837
Servicing fees	237,943	16,927
Total operating revenue	456,805	46,764
Net interest income (expense):
Interest income	901,234	106,223
Interest expense	(842,419)	(106,223)
Net interest income (expense)	58,815	-
Net revenue	515,620	46,764
Cost of revenue	(131,753)	(6,384)
Gross profit	383,867	40,380
Operating expenses:
General and administrative	1,083,200	548,232
Sales and customer support	826,289	188,742
Development	590,396	204,969
Regulatory	596,687	485,503
Marketing and promotions	983,812	560,054
Total operating expenses	4,080,384	1,987,500
Loss from operations	(3,696,517)	(1,947,120)
Interest expense	43,695	1,295
Net loss	$(3,740,212)	$(1,948,415)

Net Revenue

Net revenue for the years ended December 31, 2016 and 2015 was $515,620 and $46,764, respectively. We began principal operations in early March of 2014. Groundfloor GA facilitated 14 and 22 developer loans in Georgia during the years ended December 31, 2016 and 2015 and the Company facilitated 148 and 23 developer loans as part of its multistate operations during the years ended December 31, 2016 and 2015, respectively. Revenue was earned from origination and servicing fees related to these loans. These fees are determined by the term and credit risk of the developer loan and, as of December 31, 2016, ranged from 4% to 6% of the issued principal balances. The fees are deducted from the loan proceeds at the time of issuance. We expect net revenue to increase as our loan application and processing volume increases. Additionally, we incurred net interest income as loans were warehoused on the Revolver.

Gross Profit

Gross profit for the years ended December 31, 2016 and 2015 was $383,867 and $40,380, respectively. The increase in gross profit was due to $343,487 in additional net revenue, offset by an increase in cost of revenue of $125,369. Cost of revenue consists primarily of payment processing and vendor costs associated with facilitating and servicing loans. We expect gross profit to increase as our loan application and processing volume increases.

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General and Administrative Expense

General and administrative expense consists primarily of employee compensation expenses, professional fees, consulting fees and depreciation and amortization expenses. General and administrative expenses for the years ended December 31, 2016 and 2015 were $1,083,200 and $548,232, respectively, an increase of $534,968 or 97.6%. The increase was primarily due to compensation expenses related to the additional employees added throughout the year, increased accounting and auditing professional fees and increased consulting fees. We expect that general and administrative expenses will continue to increase due to the planned investment in business infrastructure required to support our growth.

Sales and Customer Support

Sales and customer support expense consists primarily of employee compensation expenses. Sales and customer support expenses for the years ended December 31, 2016 and 2015 were $826,289 and $188,742, respectively, an increase of $637,547 or 337.8%. The increase was primarily due to an increase in compensation, travel and consulting expenses. We expect that sales and customer support expenses will continue to increase due to the planned investment in developer acquisition and customer support required to support our growth.

Development Expense

Development expense consists primarily of employee compensation expenses and the cost of subcontractors who work on the development and maintenance of our website and lending platform. Development expenses for the years ended December 31, 2016 and 2015 were $590,396 and $204,969, respectively, an increase of $385,427 or 188.0%. The increase was primarily due to increases in compensation and subcontractor expenses. We expect that development expenses will continue to increase due to the planned investments in our website and lending platform required to support our technology infrastructure as we grow.

Regulatory Expense

Regulatory expense consists primarily of legal fees and compensation expenses required to maintain SEC and other regulatory compliance. Regulatory expenses for the years ended December 31, 2016 and 2015 were $596,687 and $485,503, respectively, an increase of $111,184 or 22.9%. The increase was primarily due to an increase in legal fees. We expect regulatory expenses will increase due to the additional expenses related to qualifying our offerings with the SEC, including our intended transition to Tier 2 under Regulation A, which will require compliance with ongoing reporting requirements with the SEC and certain filing fees with applicable state regulatory authorities.

Marketing and Promotions Expense

Marketing and promotions expense consists primarily of consulting expense, compensation expenses as well as promotional and advertising expenses. Marketing and promotions expense for the years ended December 31, 2016 and 2015 were $983,812 and $560,054, respectively, an increase of $423,758 or 75.7%. The increase was primarily due to an increase in advertising and promotions of $251,478. We expect that marketing and promotions expenses will continue to increase due to the planned investment in investor and developer acquisition activities required to support our growth.

Interest Expense

Interest expense for the year ended December 31, 2016 and 2015 was $43,695 and $1,295, respectively, an increase of $36,445. The company incurred $43,695 in interest expense warehousing loans on the Revolver.

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Net Loss

Net loss for the years ended December 31, 2016 and 2015 was $3,740,212 and $1,948,415, respectively, a net loss increase of $1,791,797 or 92.0%. Operating expenses consist primarily of compensation expenses, legal fees, consulting and subcontractor costs as well as promotional expenses. Operating expenses for the years ended December 31, 2016 and 2015 were $4,080,384 and $1,987,500, respectively, an increase of $2,092,084 or 105.3%. The increase was primarily due to higher compensation costs as we added more staff to support business growth, increased consulting expense related to marketing operations, increased professional services fees, increased promotional expenses and increased software development expenses which were offset by a decrease in regulatory expenses.

Six-Month Period Ended June 30, 2017 and 2016

	For the six months ended June 30, 2017 (unaudited)	For the six months ended June 30, 2016 (unaudited)

Non-interest revenue:
Origination fees	$366,798	$67,903
Loan servicing revenue	175,972	38,675
Total non-interest revenue	542,770	106,578
Net interest income:
Interest income	1,114,627	160,161
Interest expense	(852,461)	(160,161)
Net interest income	262,166	-
Net revenue	804,936	106,578
Cost of revenue	(117,587)	(9,925)
Gross profit	687,349	96,653
Operating expenses:
General and administrative	463,718	718,373
Sales and customer support	666,163	347,488
Development	291,742	340,380
Regulatory	257,738	265,881
Marketing and promotions	669,464	442,648
Total operating expenses	2,348,825	2,114,770
Loss from operations	(1,661,476)	(2,018,117)
Interest expense	314,997	-
Net loss	$(1,976,473)	$(2,018,117)

Net Revenue

Net revenue for the six months ended June 30, 2017 and 2016 was $804,936 and $106,578, respectively. The Company facilitated 309 and 119 developer loans during the six months ended June 30, 2017 and 2016, respectively. Revenue was earned from origination and servicing fees related to these loans. These fees are determined by the term and credit risk of the developer loan and, as of June 30, 2017, ranged from 4% to 6% of the issued principal balances. The fees are deducted from the loan proceeds at the time of issuance. We expect net revenue to increase as our loan application and processing volume increases. Additionally, we incurred net interest income as loans were warehoused on the Revolver.

Gross Profit

Gross profit for the six months ended June 30, 2017 and 2016 was $687,349 and $96,653, respectively. The increase in gross profit was due to $436,192 in additional non-interest revenue and $262,116 in additional net interest income, offset by an increase in cost of revenue of $107,662. Cost of revenue consists primarily of payment processing and vendor costs associated with facilitating and servicing loans. We expect gross profit to increase as our loan application and processing volume increases.

18

General and Administrative Expense

General and administrative expense consists primarily of employee compensation expenses, professional fees, consulting fees and depreciation and amortization expenses. General and administrative expenses for the six months ended June 30, 2017 and 2016 was $463,718 and $718,373, respectively, a decrease of $254,655 or 54.9%. The decrease was primarily due to decreases in consulting fees, corporate legal fees, accounting and auditing professional fees, recruiting fees and relocation fees during the period. We expect general and administrative expenses will increase due to the planned investment in business infrastructure required to support our growth.

Sales and Customer Support

Sales and customer support expense consists primarily of employee compensation expenses. Sales and customer support expenses for the six months ended June 30, 2017 and 2016 was $666,163 and $347,488, respectively, an increase of $318,675 or 47.8%. The increase was primarily due to an increase in compensation, travel and consulting expenses. We expect sales and customer support expenses will continue to increase due to the planned investment in developer acquisition and customer support required to support our growth.

Development Expense

Development expense consists primarily of employee compensation expenses and the cost of subcontractors who work on the development and maintenance of our website and lending platform. Development expenses for the six months ended June 30, 2017 and 2016 was $291,742 and $340,380, respectively, a decrease of $48,638 or 16.7%. The decrease was primarily due to decreases in subcontractor expenses. We expect development expenses will increase due to the planned investments in our website and lending platform required to support our technology infrastructure as we grow.

Regulatory Expense

Regulatory expense consists primarily of legal fees and compensation expenses required to maintain SEC and other regulatory compliance. Regulatory expenses for the six months ended June 30, 2017 and 2016 was $257,738 and $265,881, respectively, a decrease of $8,143 or 3.2%. The decrease was primarily due to a decrease in legal fees. We expect regulatory expenses will increase due to the additional expenses related to qualifying our offerings with the SEC, including our intended transition to Tier 2 under Regulation A, which will require compliance with ongoing reporting requirements with the SEC and certain filing fees with applicable state regulatory authorities.

Marketing and Promotions Expense

Marketing and promotions expense consists primarily of consulting expense, compensation expenses as well as promotional and advertising expenses. Marketing and promotions expense for the six months ended June 30, 2017 and 2016 was $669,464 and $442,648, respectively, an increase of $226,816 or 33.9%. The increase was primarily due to an increase in advertising and promotions of $200,781. We expect marketing and promotions expenses will continue to increase due to the planned investment in investor and developer acquisition activities required to support our growth.

Interest Expense

Interest expense for the six months ended June 30, 2017 and 2016 was $314,997 and $0, respectively, an increase of $314,997. The company incurred $226,610 in interest expense warehousing loans on the Revolver, incurred $40,986 in interest expense on the ISB Note and $12,817 in accrued interest on the Subordinated Convertible Notes (as defined below).

19

Net Loss

Net loss for the six months ended June 30, 2017 and 2016 was $1,976,473 and $2,018,117, respectively, a net loss decrease of $41,644 or 2.1%. Operating expenses consist primarily of compensation expenses, legal fees, consulting and subcontractor costs as well as promotional expenses. Operating expenses for the six months ended June 30, 2017 and 2016 were $2,348,825 and $2,114,770, respectively, an increase of $234,055 or 10.0%. The increase was primarily due to higher compensation costs as we added more staff to support business growth, increased consulting expense related to marketing operations, increased professional services fees, increased promotional expenses and increased software development expenses, which were offset by a decrease in corporate legal fees.

Liquidity and Capital Resources

The financial statements included in this Offering Circular have been prepared assuming that we will continue as a going concern; however, the conditions discussed below raise substantial doubt about our ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should we be unable to continue as a going concern.

We incurred a net loss during the period ended June 30, 2017 and for the years ended December 31, 2016 and December 31, 2015, and have an accumulated deficit as of June 30, 2017 of $9,420,841. Since our inception, we have financed our operations through debt and equity financing from various sources. We are dependent upon raising additional capital or seeking additional equity financing to fund our current operating plans for the foreseeable future. Failure to obtain sufficient equity financing and, ultimately, to achieve profitable operations and positive cash flows from operations could adversely affect our ability to achieve its business objectives and continue as a going concern. Further, there can be no assurance as to the availability or terms upon which the required financing and capital might be available.

	For the six months ended June 30, 2017 (unaudited)	For the year ended December 31, 2016	For the year Ended December 31, 2015
Operating activities	$(1,894,654)	$(2,810,886)	$(2,145,543)
Investing activities	(6,070,583)	(12,746,215)	(787,147)
Financing activities	8,674,914	11,483,005	6,723,513
Net increase (decrease) in cash	$709,677	$(4,119,096)	$3,790,823

Net cash used in operating activities for the six months ended June 30, 2017 and 2016 was $1,894,654 and $1,603,147, respectively. Net cash used in operating activities funded salaries, expenses for contracted marketing, development and other professional service providers and expenses related to sales and marketing initiatives.

Net cash used in investing activities for the six months ended June 30, 2017 and 2016 was $6,070,583 and $3,802,119, respectively. Net cash used in investing activities primarily represents loan payments to developers offset by the repayment of loans to developers.

Net cash provided by financing activities for the six months ended June 30, 2017 and 2016 was $8,674,914 and $3,605,221, respectively. Net cash provided by financing activities primarily represents proceeds from the ISB Note and the Subordinated Convertible Notes, as defined below, and proceeds from the issuance of Georgia Notes and LROs to investors through the Groundfloor Platform, offset by repayments of Georgia Notes and LROs to investors.

Net cash used in operating activities for the years ended December 31, 2016 and December 31, 2015 was $2,810,886 and $2,145,543, respectively. Net cash used in operating activities funded salaries, expenses for contracted marketing, development and other professional service providers and expenses related to sales and marketing initiatives.

20

Net cash used in investing activities for the years ended December 31, 2016 and December 31, 2015 was $12,746,215 and $787,147, respectively. Net cash used in investing activities primarily represents loan payments to developers offset by the repayment of loans to developers.

Net cash provided by financing activities for the years ended December 31, 2016 and December 31, 2015 was $11,483,005 and $6,723,513, respectively. Net cash provided by financing activities primarily represents proceeds from the Revolver and proceeds from the issuance of Georgia Notes and LROs to investors through the Groundfloor Platform, offset by repayments of Georgia Notes and LROs to investors.

We issued and sold 91,259 shares Series Seed Preferred Stock at an initial closing on December 5, 2014 (the “Series Seed Initial Closing”), for total proceeds of $475,000, pursuant to the Series Seed Preferred Stock Purchase Agreement (the “Series Seed Purchase Agreement”), dated December 5, 2014 between us and the investors named therein (the “Series Seed Investors”). In addition, at the Series Seed Initial, the entire unpaid principal and interest outstanding under certain previously-issued convertible promissory notes converted into 276,391 additional shares of Series Seed Preferred Stock. We issued and sold an aggregate of 201,146 additional shares of Series Seed Preferred Stock, for total proceeds of $1,047,000, at subsequent closings on April 1, 2015, May 12, 2015 and August 31, 2015 (collectively, the “Series Seed Subsequent Closings” and together, with the Series Seed Initial Closing, the “Series Seed Financing”). Pursuant to the Series Seed Purchase Agreement, the Company sold each share of Series Seed Preferred Stock for $5.205 per share. In connection with the Series Seed Financing, we also entered into an Investors’ Rights Agreement with the Series Seed Investors and certain holders of our common stock, which was subsequently amended and restated in connection with the Series A Financing. The shares of Series Seed Preferred Stock were offered and sold pursuant to the federal exemption from registration set forth in Rule 506 of Regulation D under the Securities Act. The Series Seed Financing terminated following the final Series Seed Subsequent Closing and we do not intend to sell any additional shares of Series Seed Preferred Stock.

During November 2015, we entered into promissory notes with investors for total proceeds of $250,000 (the “2015 Bridge Notes”). The notes incur interest at the rate of 12% per annum. The outstanding principal and all accrued but unpaid interest was due and payable on the earlier of May 5, 2016 or the closing of an equity financing with gross proceeds of at least $4,250,000. The 2015 Bridge Notes and all accrued but unpaid interest thereunder were cancelled as consideration for 37,561 shares of Series A Preferred Stock in connection with the Series A Initial Closing. The notes were offered and sold pursuant to the federal exemption from registration set forth in Rule 506 of Regulation D under the Securities Act. The 2015 Bridge Notes Financing terminated with the closing of the Series A Financing.

In addition, we issued and sold 709,812 shares of Series A Preferred Stock at an initial closing on November 24, 2015 and subsequent closings through December 2015, for total gross proceeds of approximately $4,748,705, pursuant to the Series A Preferred Stock Purchase Agreement. Pursuant to the Series A Purchase Agreement, the Company sold each share of Series A Preferred Stock for $6.69 per share. The shares of Series A Preferred Stock were offered and sold pursuant to the federal exemption from registration set forth in Rule 506 of Regulation D under the Securities Act. The Series A Financing terminated in December 2015 and we do not intend to sell any additional shares of Series A Preferred Stock.

On November 1, 2016, Holdings, the Company’s wholly-owned subsidiary, as borrower, entered into a revolving credit facility (the “Revolver”) with Revolver Capital. The credit agreement (the “Credit Agreement”) provides for revolving loans up to a maximum aggregate principal amount of $1,500,000 (the “Revolving Credit Commitments”). The Revolver will be used for bridge funding of underlying loans pending approval from the SEC. The Revolver will mature on October 31, 2017 unless the lender agrees to extend the maturity of its loans under the Revolver.

On November 11, 2016, the Company entered into a First Amendment to the Credit Agreement, which amended the Credit Agreement to increase the Revolving Credit Commitments thereunder from $1,500,000 to $2,500,000. On December 21, 2016, the Company entered into a Second Amendment to the Credit Agreement, which amended the Credit Agreement to increase the Revolving Credit Commitments thereunder from $2,500,000 to $3,500,000. On April 7, 2017, the Company entered into a Third Amendment to the Credit Agreement, which increased the Revolving Credit Commitments thereunder from $3,500,000 to $4,500,000. The other terms of the credit facility remain unchanged.

21

As of December 31, 2016, the Company had $726,391 of available borrowings and $2,773,609 outstanding under the Revolver as presented within revolving credit facility on the consolidated balance sheets. As of December 31, 2016, the Company reflected $36,250 of deferred financing costs related to the Revolver as a reduction to the revolving credit facility on the consolidated balance sheets.

As of June 30, 2017, the Company had $1,136,981 of available borrowings and $3,363,019 outstanding under the Revolver as presented within revolving credit facility on the consolidated balance sheets. As of June 30, 2017, the Company reflected $20,833 of deferred financing costs related to the Revolver as a reduction to the revolving credit facility on the consolidated balance sheets.

On January 11, 2017, we entered into the ISB Note in favor of ISB for a principal sum of $1,000,000. We paid to ISB an origination fee of $10,000 concurrently with the funding by ISB of the principal of the ISB Note. We subsequently entered into an amendment to the ISB Note extending the repayment schedule in return for a $5,000 amendment fee, a second amendment increasing the principal amount outstanding to $2,000,000, and a third amendment further extending the repayment schedule among other terms described below in return for a $10,000 amendment fee.

The ISB Note incurs interest at the rate of 8% per annum from January 11, 2017 until September 30, 2017 and 14% per annum from October 1, 2017 until payment in full of the ISB Note, in each case calculated on the basis of a 360-day year for the actual number of days elapsed. The ISB Note must be repaid as follows: (i) $250,000, plus any accrued but unpaid interest thereon, was due and payable on June 30, 2017, (ii) $250,000, plus any accrued but unpaid interest thereon, is due and payable on March 31, 2019, (iii) $500,000, plus any accrued but unpaid interest thereon, is due and payable on June 30, 2019, (iv) $250,000, plus any accrued but unpaid interest thereon, is due and payable on September 30, 2019, and (v) any remaining outstanding principal amount, plus any remaining accrued but unpaid interest, is due and payable on December 31, 2019. As of the date hereof, the principal sum of $1,750,000 remains outstanding.

The ISB Note includes certain financial covenants related to the Company’s quarterly financial results and operating capital. The ISB Note is subject to customary event of default provisions. Upon the occurrence of any event of default, the interest rate under the ISB Note shall increase by 7%. As collateral security for the ISB Note, we granted to ISB a first priority security interest in all of its assets, subject to certain exceptions. Among other things, the security interest specifically excludes (i) any assets serving as collateral for the Company’s credit facility with Revolver Capital; (ii) any Loans for which a series of LROs has been issued, regardless of whether such Loans and corresponding series of LROs have been originated and issued by us or one of our subsidiaries; and (iii) the equity interest in any subsidiary formed by us for the sole purpose of issuing Loans and corresponding series of LROs.

In connection with the third amendment to the ISB Note, the Company agreed to issue to ISB a warrant for the purchase of shares of our common stock on the first day of each quarter commencing on October 1, 2017 until the ISB Note is repaid in full for the purchase of the following number of shares: (i) for each quarter until and including the first quarter of 2019, 4,000 shares of common stock; (ii) for the second quarter of 2019, 3,500 shares of common stock, (iii) for the third quarter of 2019, 2,300 shares of common stock; and (iv) for the fourth quarter of 2019, 1,100 shares of common stock.

From March 2017 to May 2017, we issued subordinated convertible notes (the “Subordinated Convertible Notes”) to investors for total proceeds of $825,000 (the “2017 Note Financing”). The Company anticipates issuing additional Subordinated Convertible Notes in one or more subsequent closings. The Company is presently renegotiating the terms of the Subordinated Convertible Notes with the holders of the Subordinated Convertible Notes. The Company desires entering into an amendment raising the principal amount of Subordinated Convertible Notes that may be sold to $1,500,000 and to allow the Subordinated Convertible Notes, at the option of the holder, to convert outstanding principal and accrued but unpaid interest into shares of the Company’s common stock at no more than a 25% discount. We expect to conclude these negotiations and execute the amendment before the end of 2017, but no assurances can be given that a sufficient percentage of the holders will agree to these or any other terms sought by the Company. The notes incur interest at the rate of 8% per annum. The outstanding principal and all accrued but unpaid interest is due and payable on the earlier of September 27, 2018 or the consummation of a sale of the Company by consolidation, merger, change of majority ownership, or sale or other disposition of all or substantially all of the assets of the Company (the “Maturity Date”). In the event of a closing of a financing with gross proceeds of at least $8,000,000 (“Qualified Financing”) prior to the Maturity Date, the outstanding principal and all accrued but unpaid interest would become automatically converted into shares of our stock issued in the financing at a price per share equal to 75% of the price per share of the financing. The indebtedness represented by the Subordinated Notes is subordinated in all respects to the principal of (and premium, if any), unpaid interest on and amounts reimbursable, fees, expenses, costs of enforcement, and other amounts due in connection with the Revolver and ISB Note.

22

We have incurred losses since our inception, and we expect we will continue to incur losses for the foreseeable future. We require cash to meet our operating expenses and for capital expenditures. To date, we have funded our cash requirements with proceeds from our convertible note and preferred stock issuances. We anticipate that we will continue to incur substantial net losses as we grow the Groundfloor Platform. In September 2017, we implemented the Salary Reduction Program in order to reduce our short-term expenses to manage upcoming liquidity needs of the Company. We do not have any committed external source of funds. To the extent our capital resources are insufficient to meet our future capital requirements, we will need to finance our cash needs through public or private equity offerings or debt financings. Additional equity or debt financing may not be available on acceptable terms, if at all.

Plan of Operation

Prior to September 2015, our operations were limited to issuing Georgia Notes solely in Georgia to Georgia residents pursuant to an intrastate crowdfunding exemption from registration under the Securities Act and qualification under Georgia law. On September 7, 2015, the SEC qualified our first offering statement on Form 1-A covering seven separate series of LROs corresponding to the same number of Projects in eight states and the District of Columbia. Subsequently, we have not issued, and do not intend to issue in the future, any additional Georgia Notes. Since that time, we have qualified two additional offering statements on Form 1-A in addition to an offering statement on Form 1-A qualified for GRE 1, our wholly-owned subsidiary. We have filed, and intend to continue to file, post-qualification amendments to this Offering Circular on a regular basis to include additional series of LROs. With this increased geographic footprint, we expect that the number of borrowers and corresponding investors, and the volume of loans originated through the Groundfloor Platform, will increase and generate increased revenue from borrower origination and servicing fees.

As the volume of our loans and corresponding offerings increase, we plan to continue the current strategy of raising equity and, in limited circumstances, debt financing to finance our operations until we reach profitability and become cash-flow positive, which we do not expect to occur before 2018. Future equity or debt offerings by us will be necessary to fund the significant investments in website development, security, investor sourcing, loan processing and marketing necessary to reach profitability. We expect to hire more staff to support our expected growth in operations and to invest heavily in marketing throughout the next year.

Off-Balance Sheet Arrangements

We do not engage in any off-balance sheet financing activities. We do not have any interest in entities referred to as variable interest entities, which include special purpose entities and other structured finance entities.

Financial Statements

The following consolidated financial statements for the years ended December 31, 2016 and December 31, 2015 and notes thereto and unaudited financial statements for the periods ended June 30, 2017 and June 30, 2016 and notes thereto update and replace the financial statements of the Company and its subsidiaries starting on page F-1 of the Offering Circular:

23

INDEX TO FINANCIAL STATEMENTS

Groundfloor Finance Inc. and Subsidiaries Consolidated Audited Financial Statements for Years Ended December 31, 2016 and 2015	F-2

Groundfloor Finance Inc. and Subsidiaries Condensed Consolidated Unaudited Financial Statements for the six months ended June 30, 2017 and 2016	F-24

F-1

GROUNDFLOOR FINANCE INC.

AND SUBSIDIARIES

Financial Statements

December 31, 2016 and 2015

F-2

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Table of Contents

December 31, 2016 and 2015

F-3

certified public accountants

Hughes Pittman & Gupton, LLP 1500 Sunday Drive, Suite 300 Raleigh, North Carolina 27607 919.232.5900 919.232.5901 fax www.hpg.com

Independent Auditors’ Report

The Board of Directors

Groundfloor Finance Inc. and Subsidiaries

Atlanta, Georgia

We have audited the accompanying consolidated financial statements of Groundfloor Finance Inc. and Subsidiaries (the “Company”), which comprise the consolidated balance sheets as of December 31, 2016 and 2015, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the years ended December 31, 2016 and 2015, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

F-4

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Groundfloor Finance Inc. and Subsidiaries as of December 31, 2016 and 2015, and the consolidated results of their operations and their cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Uncertainty Regarding Going Concern

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has incurred losses and cash outflows from operations since its inception. Those conditions raise substantial doubt about its ability to continue as a going concern as of December 31, 2016. Management’s plans regarding those matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Raleigh, North Carolina
October 11, 2017

F-5

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Consolidated Balance Sheets

	December 31,
	2016	2015
Assets

Current assets:
Cash	$211,917	$4,331,013
Loans to developers, net	12,694,297	939,373
Interest receivable on loans to developers	708,132	67,517
Other receivables	109,332	129,103
Other assets	7,669	1,355
Total current assets	13,731,347	5,468,361
Property and equipment, net	34,510	20,461
Software and website development costs, net	336,797	119,737
Other intangible assets, net	28,500	-
Total assets	$14,131,154	$5,608,559

Liabilities and Stockholders’ Equity

Current liabilities:
Accounts payable	$451,558	$122,357
Accrued expenses and other liabilities	193,251	59,460
Limited recourse obligations, net	8,612,328	984,373
Accrued interest on limited recourse obligations	649,318	70,383
Deferred revenue	298,486	17,580
Partner lender notes	522,098	48,000
Revolving credit facility	2,715,995	-
Total current liabilities	13,443,034	1,302,153
Other liabilities	12,000	-
Total liabilities	13,455,034	1,302,153
Stockholders’ equity:
Common stock, no par, 5,000,000 shares authorized, 1,131,070 and 1,123,750 issued and outstanding	22,449	17,173
Series A convertible preferred stock, no par, 747,385 shares designated, 747,373 shares issued and outstanding (liquidation preference of $4,999,925)	4,962,435	4,962,435
Series seed convertible preferred stock, no par, 568,796 shares designated, issued and outstanding (liquidation preference of $2,960,583)	2,609,091	2,609,091
Additional paid-in capital	527,073	422,423
Accumulated deficit	(7,444,368)	(3,704,156)
Stock subscription receivable	(560)	(560)
Total stockholders’ equity	676,120	4,306,406
Total liabilities and stockholders’ equity	$14,131,154	$5,608,559

See accompanying notes to consolidated financial statements

F-6

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Consolidated Statements of Operations

	Year Ended December 31,
	2016	2015
Non-interest revenue:
Origination fees	$218,862	$29,837
Loan servicing revenue	237,943	16,927
Total non-interest revenue	456,805	46,764
Net interest income:
Interest income	901,234	106,223
Interest expense	(842,419)	(106,223)
Net interest income	58,815	-
Net revenue	515,620	46,764
Cost of revenue	(131,753)	(6,384)
Gross profit	383,867	40,380
Operating expenses:
General and administrative	1,083,200	548,232
Sales and customer support	826,289	188,742
Development	590,396	204,969
Regulatory	596,687	485,503
Marketing and promotions	983,812	560,054
Total operating expenses	4,080,384	1,987,500
Loss from operations	(3,696,517)	(1,947,120)
Interest expense	43,695	1,295
Net loss	$(3,740,212)	$(1,948,415)

See accompanying notes to consolidated financial statements

F-7

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Consolidated Statement of Stockholders’ Equity

	Series A		Series Seed
	Convertible		Convertible				Additional		Stock	Total
	Preferred Stock		Preferred Stock		Common Stock		Paid-in	Accumulated	Subscription	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Receivable	Equity
Stockholders’ equity as of December 31, 2014	-	$-	367,650	$1,562,091	1,123,750	$8,127	$367,549	$(1,755,741)	$(560)	$181,466
Issuance of preferred stock, net of cost	747,373	4,962,435	201,146	1,047,000	-	-	-	-	-	6,009,435
Share-based compensation expense	-	-	-	-	-	9,046	54,874	-	-	63,920
Net loss	-	-	-	-	-	-	-	(1,948,415)	-	(1,948,415)
Stockholders’ equity as of December 31, 2015	747,373	$4,962,435	568,796	$2,609,091	1,123,750	$17,173	$422,423	$(3,704,156)	$(560)	$4,306,406
Exercise of stock options	-	-	-	-	7,320	-	29,207	-	-	29,207
Share-based compensation expense	-	-	-	-	-	5,276	75,443	-	-	80,719
Net loss	-	-	-	-	-	-	-	(3,740,212)	-	(3,740,212)
Stockholders’ equity as of December 31, 2016	747,373	$4,962,435	568,796	$2,609,091	1,131,070	$22,449	$527,073	$(7,444,368)	$(560)	$676,120

See accompanying notes to consolidated financial statements

F-8

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2016	2015
Cash flows from operating activities

Net loss	$(3,740,212)	$(1,948,415)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	131,682	48,179
Share-based compensation	80,719	63,920
Provision for loss on loans to developers	50,000	-
Noncash interest expense	7,250	1,295
Changes in operating assets and liabilities:
Other receivables	19,771	(129,103)
Other assets	(6,314)	4,460
Interest receivable on loans to developers	(640,615)	(60,769)
Accounts payable	329,201	(251,511)
Accrued expenses and other liabilities	97,791	52,528
Accrued interest on limited recourse obligations	578,935	63,635
Deferred revenue	280,906	10,238
Net cash used in operating activities	(2,810,886)	(2,145,543)
Cash flows from investing activities
Loan payments to developers	(15,827,534)	(1,254,373)
Repayments of loans from developers	3,472,610	584,000
Purchases of property and equipment	(25,430)	(20,264)
Purchase of intangible assets	(30,000)	-
Payments of software and website development costs	(335,861)	(96,510)
Net cash used in investing activities	(12,746,215)	(787,147)
Cash flows from financing activities
Proceeds from limited recourse obligations and partner lender notes	12,167,949	1,254,373
Repayments of limited recourse obligations and partner lender notes	(3,467,896)	(539,000)
Payment of deferred financing costs	(43,500)	-
Borrowings from the revolving credit facility	4,872,370	-
Repayments on the revolving credit facility	(2,120,125)	-
Exercise of stock options	29,207	-
Proceeds from issuance of convertible notes payable	-	250,000
Proceeds from issuance of preferred stock	-	5,795,705
Payment of stock issuance costs	-	(37,565)
Net cash provided by financing activities	11,438,005	6,723,513

See accompanying notes to consolidated financial statements

F-9

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2016	2015
Net increase in cash	(4,119,096)	3,790,823
Cash as of beginning of the period	4,331,013	540,190
Cash as of end of the period	$211,917	$4,331,013
Supplemental cash flow disclosures:
Cash paid for interest	$15,081	$-
Supplemental disclosure of noncash financing activities:
Conversion of convertible debt and accrued interest into preferred stock	$-	$251,295

See accompanying notes to consolidated financial statements

F-10

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

NOTE 1:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

The Company was originally organized as a North Carolina limited liability company under the name of Fomentum Labs LLC on January 28, 2013. Fomentum Labs LLC changed their name to Groundfloor LLC on April 26, 2013, and converted into a North Carolina corporation on July 26, 2013. In connection with this conversion, all equity interests in Groundfloor LLC were converted into shares of GROUNDFLOOR Inc.’s common stock. In August 2014, GROUNDFLOOR Inc. converted into a Georgia corporation and changed their name to Groundfloor Finance Inc. The accounting effects of these conversions are reflected retrospectively in the consolidated financial statements. Groundfloor Holdings GA, LLC is the holder of the Revolver, as defined in Note 5. Groundfloor Properties GA LLC was created for the purpose of financing real estate in Georgia. Groundfloor Real Estate 1 LLC was created for the purpose of financing real estate in nine states. Groundfloor Real Estate, LLC is currently inactive and management does not have plans to use this entity in the near future.

The Company has developed an online investment platform designed to crowdsource financing for real estate development projects (the “Projects”). With this online investment platform (the “Platform”), public investors (the “Investors”) are able to choose between multiple Projects, and real estate developers (the “Developers”) of the Projects are able to obtain financing. Groundfloor’s financing model replaces traditional sources of financing for Projects with the aggregation of capital from Investors using the internet.

Groundfloor formed Groundfloor Properties GA LLC (“Groundfloor GA”) in August 2013 for the purpose of issuing nonrecourse promissory notes (“Georgia Notes”) corresponding to commercial real estate loans entered into by Groundfloor GA to residents of Georgia. Groundfloor GA began offering these investment opportunities to residents of Georgia through the Platform in November 2013.

Following the qualification of the Company’s first offering statement on Form 1-A on August 31, 2015, the Company began a multistate offering of limited recourse obligations (“LROs”) to Investors corresponding to commercial loans for real estate development projects financed by the Company. The Company does not intend to issue any additional Georgia Notes.

The Company believes this method of real estate financing has many advantages including reduced Project origination costs, lower interest rates for Developers, and attractive returns for Investors.

Basis of Presentation and Liquidity

Our consolidated financial statements include Groundfloor Finance Inc. and its wholly owned subsidiaries, Groundfloor Properties GA LLC; Groundfloor Real Estate, LLC; Groundfloor Holdings GA, LLC; and Groundfloor Real Estate 1, LLC (collectively the “Company” or “Groundfloor”). Intercompany transactions and balances have been eliminated upon consolidation.

The Company’s consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business.

Operations since inception have consisted primarily of organizing the Company, developing the technology, and securing financing. The accompanying consolidated financial statements have been prepared on a basis which assumes that the Company will continue as a going concern. The Company has incurred losses and cash outflows from operations since its inception. The ultimate success of the Company is dependent on management’s ability to develop and market its products and services at levels sufficient to generate operating revenues in excess of expenses.

F-11

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

NOTE 1:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Management evaluated the condition of the Company and has determined that until such sales levels can be achieved, management will need to secure additional capital to continue growing working capital and fund product development and operations.

Management intends to raise additional debt or equity financing to grow working capital and fund operations. Management believes the Company will obtain additional funding from current and new Investors in order to sustain operations. However, there are no assurances that the Company can be successful in obtaining the additional capital or that such financing will be on terms favorable or acceptable to the Company.

There is substantial doubt that the Company will continue as a going concern for at least 12 months following the date these consolidated financial statements are issued, without additional financing based on the Company’s limited operating history and recurring operating losses.

The consolidated financial statements do not include any adjustments that might result from the outcome of the uncertainties described in the consolidated financial statements. In addition, the consolidated financial statements do not include any adjustments relating to the recoverability and classification of assets nor the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenue primarily results from fees earned on the loans to the Developers (the “Loans”). Fees include origination fees and servicing fees which are paid by the Developers.

Origination Fees

Origination fees are paid by the Developers for the work performed to facilitate the Loans. The amount to be charged is a percentage based upon the terms of the Loan, including grade, rate, term, and other factors. Origination fees range from 2.5% to 4.5% of the principal amount of a Loan. The origination fee is paid when the Loan is issued to the Developer and deducted from the gross proceeds distributed. A Loan is considered issued when the funds are transferred to the Developer’s account, which occurs through an Electronic Funds Transfer (“EFT”).

The origination fees are recognized as revenue ratably over the term of the Loan, while direct costs to originate Loans are recorded as expenses as incurred.

Servicing Fees

The Developers pay a servicing fee on the Loan at maturity. Servicing fees are generally 1.5% of the principal amount of a Loan. The servicing fee compensates the Company for costs incurred during servicing of the related Loan, including managing payments from Developers, payments to Investors, and maintaining Investors’ account portfolios.

The servicing fees are recognized ratably over the term of the Loan, while direct costs to service Loans are recorded as expenses as incurred.

F-12

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

NOTE 1:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Interest Income on Loans to Developers and Interest Expense on Limited Recourse Obligations

The Company recognizes interest income on Loans and interest expense on the corresponding Investor Georgia Notes (if issued by Groundfloor GA) or LROs (if issued by Groundfloor Finance Inc.) using the accrual method based on the stated interest rate to the extent the Company believes it to be collectable. For the purposes of these financial statements, “limited recourse obligations” refers to both Georgia Notes and LROs. Georgia Notes are securities that we have issued through our previously registered Georgia-exclusive securities offering, which has since been terminated. LROs are our currently registered securities. Both Georgia Notes and LROs represent similar obligations to the Company.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. The Company had no cash equivalents as of December 31, 2016 and 2015. From time to time, the Company could maintain cash deposits in excess of federally insured limits. The Company believes credit risk related to its cash and cash equivalents to be minimal.

Each investor’s escrow account receives Federal Deposit Insurance Corporation (“FDIC”) insurance coverage on cash balances subject to normal FDIC coverage rules. Investor funds, whether committed through a LRO or held in escrow, are not included as a part of the Company’s cash balance.

Loans to Developers and Limited Recourse Obligations

Loans and the corresponding Georgia Notes or LROs, as applicable, used to fund the Loans are recorded at outstanding principal. The interest rate associated with a Loan is the same as the interest rate associated with the corresponding Georgia Notes or LROs.

The Company’s obligation to pay principal and interest on a Georgia Note or LRO is equal to the pro rata portion of the total principal and interest payments collected from the corresponding Loan. The Company obtains a lien against the property being financed and attempts reasonable collection efforts upon the default of a Loan. The Company is not responsible for repaying Georgia Notes or LROs associated with uncollectable Loans. Amounts collected related to a Loan default are returned to the Investors based on their prorata portion of the corresponding Georgia Notes or LROs, if applicable, less collection costs incurred by the Company.

The Investors may remit funds through the Company’s online portal prior to the actual Loan being closed. These funds are held in an escrow account controlled by a major bank and are not recognized as a LRO until the Loan is closed and funds are transferred to the Developer, which occurs through an EFT transaction. Each Investor escrow account receives FDIC insurance coverage on cash balances subject to normal FDIC coverage rules.

The Loan and corresponding LROs are recorded on the Company’s balance sheet once the Loan has closed. Loans are considered closed after the promissory note for that Loan has been signed and the security interest has been perfected.

Allowance for Uncollectable Loans and Undeliverable Limited Recourse Obligations

Payments to holders of Georgia Notes or LROs, as applicable, depend on the payments received on the corresponding Loans; a reduction or increase of the expected future payments on Loans will decrease or increase the reserve for the associated Georgia Notes or LROs. The Company recognizes a reserve for uncollectable Loans and corresponding reserve for undeliverable Georgia Notes or LROs in an amount equal to the estimated probable losses net of recoveries. The allowance is based on management’s estimates and analysis of historical bad debt experience, current loan aging schedules, and expected future write-offs, as well as an assessment of specific, identifiable Developer accounts considered at risk or uncollectible. Expected losses and actual charge-offs on Loans are offset to the extent that the Loans are financed by Georgia Notes or LROs, as applicable, that effectively absorb the related Loan losses.

F-13

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

NOTE 1:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Loans are presented net of a reserve for doubtful accounts of $700,000 and $100,000 as of December 31, 2016 and 2015, respectively. Limited recourse obligations are presented net of a reserve for doubtful accounts of $650,000 and $100,000 as of December 31, 2016 and 2015, respectively. As of December 31, 2016, $50,000 of the reserve for doubtful accounts is attributed to loans funded directly by the Company, have not been funded by Investors.

Partner Lender Notes

Under loan agreements entered into with partner lenders, the Company partners with a third-party lender to fund Loans. These Loans are recorded at historical cost and the interest rate associated with a Loan is the same as the interest rate associated with the corresponding Partner Lender Note.

The Company’s obligation to pay principal and interest on a Partner Lender Note is equal to the pro rata portion of the total principal and interest payments collected from the corresponding Loan. The Company obtains a lien against the property being financed and attempts reasonable collection efforts upon the default of a Loan. The Company is not responsible for repaying the Partner Lender Note associated with uncollectable Loans. Amounts collected related to a Loan default are returned to the partner lender based on their pro-rata portion of the corresponding Partner Lender Note, if applicable, less collection costs incurred by the Company.

The Loan and corresponding Partner Lender Note is recorded on the Company’s balance sheet once the Loan has closed. Loans are considered closed after the Promissory Note for that Loan has been signed and the security interest has been perfected.

Software and Website Development Costs

Internal use software and website development costs are capitalized when preliminary development efforts are successfully completed, it is probable that the project will be completed and the software will be used as intended. Internal use software and website development costs are amortized on a straight-line basis over the project’s estimated useful life, which is generally three years. Capitalized internal use software development costs consist of employee compensation and fees paid to third-party consultants who are directly involved in development efforts. Costs related to preliminary project activities and post implementation activities, including training and maintenance, are expensed as incurred. Costs incurred for upgrades and enhancements that are considered to be probable to result in additional functionality are capitalized. Development costs of the Company’s website incurred in the preliminary stages of development are expensed as incurred. Once preliminary development efforts are successfully completed, internal and external costs, if direct and incremental, are capitalized until the software is substantially complete and ready for its intended use.

Property and Equipment

Property and equipment consists of computer equipment, office furniture, and equipment and software purchased or developed for internal use. Property and equipment is stated at historical cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are depreciated over the shorter of the life of the lease or the useful life of the improvements. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts, and any resulting gain or loss is credited or charged to income. Repairs and maintenance costs are expensed as incurred.

Depreciation is computed using the following estimated useful lives:

Computer equipment	3 years
Software costs	3 years
Office equipment	5 years
Furniture and fixtures	5 years
F-14

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

NOTE 1:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

 Impairment of Long-Lived Assets

Long-lived assets, such as property, equipment, intangible assets, internal software, and website development costs, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized for an amount by which the carrying amount of the asset exceeds the fair value of the asset.

Intangible Assets

Intangible assets consist of acquired domain names. The Company purchased intangible assets of $30,000 and recognized $1,500 in amortization expense during the year-end December 31, 2016. Intangible assets are being amortized over a 15-year period, their estimated useful lives, on a straight-line basis.

Deferred Revenue

Deferred revenue consists of origination fee payments received in advance of revenue recognized.

Advertising Costs

The Company expenses advertising costs as incurred. The Company incurred $265,699 and $22,457 in advertising costs during the years ended December 31, 2016 and 2015, respectively.

Rent Expense

The Company incurred rent expense for office facilities of $49,822 and $17,491 during the years ended December 31, 2016 and 2015, respectively.

Share-Based Compensation

The Company accounts for share-based compensation using the fair value method of accounting which requires all such compensation to employees, including the grant of employee stock options, to be recognized in the consolidated statement of operations based on its fair value at the measurement date. The expense associated with share-based compensation is recognized on a straight-line basis over the service period of each award.

Income Taxes

Deferred tax assets and liabilities are determined based on the temporary differences between the consolidated financial statement carrying amounts and the tax bases of assets and liabilities using the enacted tax rates in effect in the years in which the differences are expected to reverse. In estimating future tax consequences, all expected future events are considered other than enactment of changes in the tax law or rates.

The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

The determination of recording or releasing income tax valuation allowance is made, in part, pursuant to an assessment performed by management regarding the likelihood that the Company will generate future taxable income against which benefits of its deferred tax assets may or may not be realized. This assessment requires management to exercise significant judgment and make estimates with respect to its ability to generate taxable income in future periods.

F-15

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

NOTE 1:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Reclassification

Certain amounts in the December 31, 2015, consolidated financial statements have been reclassified to conform to the December 31, 2016, presentation. These reclassifications had no effect on the year ended December 31, 2015, net loss, or December 31, 2015, accumulated deficit.

NOTE 2:	RECENT ACCOUNTING PRONOUCEMENTS

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606) (“ASU 2014-09”), which will be effective for public companies January 1, 2018, and will be effective January 1, 2019, for the Company. The Company has the option to early adopt the ASU as of January 1, 2017. The guidance clarifies that revenue from contracts with customers should be recognized in a manner that depicts both the likelihood of payment and the timing of the related transfer of goods or performance of services. In March 2016, the FASB issued an amendment (ASU 2016-08) to the new revenue recognition guidance clarifying how to determine if an entity is a principal or agent in a transaction. In April (ASU 2016-10) and May (ASU 2016-12) of 2016, the FASB further amended the guidance to include performance obligation identification, licensing implementation, collectability assessment and other presentation and transition clarifications. The effective date and transition requirements for the amendments is the same as for ASU 2014-09. The Company is in its preliminary scoping phase to determine the revenue streams that are in the scope of these updates. The Company is currently evaluating the impact of this accounting standard update in the consolidated financial statements.

In August 2014, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) ASU 2014-15, Presentation of Financial Statements - Going Concern Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern (“ASU 2014-15”), which requires management to assess a company’s ability to continue as a going concern for each annual and interim reporting period, and disclose in its financial statements whether there is substantial doubt about the company’s ability to continue as a going concern within one year after the date that the financial statements are issued. The standard is effective for annual reporting periods, and interim periods therein, ending after December 15, 2016. The Company’s assessment of their ability to continue as a going concern is further discussed in the Note 1, “Summary of Significant Accounting Policy - Basis of Accounting and Liquidity.” The adoption of the new standard did not have a material impact on the Company’s consolidated financial position, results of operations, cash flows, or disclosures.

In April 2015, the FASB issued ASU 2015-03, Simplifying the Presentation of Debt Issuance Costs (“ASU 2015-03”), which changes the presentation of debt issuance costs in financial statements. Under ASU 2015-03, an entity presents such costs in the balance sheet as a direct deduction from the related debt liability rather than as an asset. Amortization of the costs is reported as interest expense. The guidance is effective prospectively for fiscal years, and interim reporting periods within those years, beginning on or after December 15, 2015. Early adoption is permitted and upon adoption, the guidance must be applied retroactively to all periods presented in the financial statements. Management has adopted the standard in the accompanying consolidated financial statements. There is no impact to the December 31, 2015 consolidated financial statements.

In November 2015, the FASB issued ASU 2015-17, Balance Sheet Classification of Deferred Taxes (“ASU 2015-17”). This amendment changes how deferred taxes are recognized by eliminating the requirement of presenting deferred tax liabilities and assets as current and noncurrent on the balance sheet. Instead, the requirement will be to classify all deferred tax liabilities and assets as noncurrent. ASU 2015-17 is effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period, with earlier adoption permitted. ASU 2015-17 can be adopted either prospectively or retrospectively to all periods presented. The Company adopted ASU 2015-17 for the December 31, 2016 consolidated financial statements. Adoption of this standard did not impact the balance sheet, results of operations, or cash flows in the current or previous reporting periods.

F-16

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

NOTE 2:	RECENT ACCOUNTING PRONOUCEMENTS (concluded)

In January 2016, the FASB issued ASU 2016-01 Financial Instruments - Overall (Subtopic: 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities, which will be effective for the Company on January 1, 2019. The amendment changes the accounting for equity investments, changes disclosure requirements related to instruments at amortized cost and fair value, and clarifies how entities should evaluate deferred tax assets for securities classified as available for sale. Affected entities should apply the amendments by means of a cumulative-effect adjustment to the balance sheet as of the beginning of the fiscal year of adoption. The Company is evaluating the impact that ASU 2016-01 will have on its financial position, results of operations or cash flows.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows – Classification of Certain Cash Receipts and Cash Payments (“ASU 2016-15”) and in November 2016 issued ASU 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (“ASU 2016-18”). The ASUs will be effective January 1, 2018, and amends the existing accounting standards for the statement of cash flows. The amendments provide guidance on the following nine cash flow issues: debt prepayment or debt extinguishment costs; settlement of zero-coupon or other debt instruments with coupon interest rates that are insignificant in relation to the effective interest rate of the borrowing; contingent consideration payments made after a business combination; proceeds from the settlement of insurance claims; proceeds from the settlement of corporate-owned life insurance policies; distributions received from equity method investees; beneficial interests in securitization transactions; separately identifiable cash flows and application of the predominance principle; and restricted cash. Early adoption is permitted, including adoption in an interim period. The Company is evaluating the impact that these standards will have on the consolidated statement of cash flows. However, the impact will depend on the facts and circumstances at the time of adoption of the new standards.

NOTE 3:	PROPERTY, EQUIPMENT, SOFTWARE, WEBSITE and INTANGIBLE ASSETS, NET

Property, equipment, software, website development costs, and intangible assets, consist of the following as of December 31:

	2016	2015

Software and website development costs	$525,841	$189,983
Less: accumulated amortization	(189,044)	(70,246)
Software and website development costs, net	$336,797	$119,737

	2016	2015

Computer equipment	$31,669	$13,911
Leasehold improvements	4,221	4,221
Furniture and fixtures	9,819	2,780
Office equipment	2,294	1,658
Property and equipment	48,003	22,570
Less: accumulated depreciation and amortization	(13,493)	(2,109)
Property and equipment, net	$34,510	$20,461

	2016	2015

Domain names	$30,000	$-
Less: accumulated amortization	(1,500)	-
Other intangible assets, net	$28,500	$-

Depreciation and amortization expense on property, equipment, other intangible assets, software, and website development costs, net for the years ended December 31, 2016 and 2015 was $131,682 and $48,179, respectively.

F-17

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

NOTE 4:	PROMISSORY NOTES

During 2015, the Company entered into promissory notes with investors for total proceeds of $250,000. The notes bore interest at the rate of 12% per annum. In November 2015, and in conjunction with the Series A equity issuance described in Note 5, the Company converted all outstanding promissory notes payable and accrued interest into 37,563 shares of Series A convertible preferred stock.

NOTE 5:	REVOLVING CREDIT FACILITY

Revolving Credit Facility

On November 1, 2016, the Company’s wholly owned subsidiary, Groundfloor Holdings GA, LLC, as borrower, entered into a revolving credit facility (the “Revolver”) with Revolver Capital, LLC. The credit agreement provided for revolving loans up to a maximum aggregate principal amount of $1,500,000. The Revolver will be used for bridge funding of underlying loans pending approval from the United States Securities and Exchange Commission (“SEC”). The Revolver will mature on October 31, 2017, unless the lender agrees to extend the maturity of its loans under the Revolver.

On November 11, 2016, the Company entered into a First Amendment to the Credit Agreement (the “First Amendment”) which amended the existing Revolver dated November 1, 2016, among Groundfloor Holdings GA, LLC, as borrower, and Revolver Capital, LLC, as lender. The First Amendment amended the Revolver to increase the Revolving Credit Commitments thereunder from $1,500,000 to $2,500,000. The other terms of the credit facility remain unchanged.

On December 21, 2016, the Company entered into a Second Amendment to the Credit Agreement (the “Second Amendment”) which amended the existing Revolver dated November 1, 2016, among Groundfloor Holdings GA, LLC, as borrower, and Revolver Capital, LLC, as lender. The Second Amendment amended the Revolver to increase the Revolving Credit Commitments thereunder from $2,500,000 to $3,500,000. The other terms of the credit facility remain unchanged.

As of December 31, 2016, the Company had $747,755 of available borrowings and $2,752,245 outstanding under the Revolver as presented within Revolving credit facility on the consolidated balance sheets. As of December 31, 2016, the Company reflected $36,250 of deferred financing costs related to the Revolver as a reduction to the Revolving credit facility in the consolidated balance sheets.

The Revolver contains certain affirmative and negative covenants, including financial and other reporting requirements. The Company is in compliance with all such covenants at December 31, 2016.

NOTE 6:	STOCKHOLDERS’ EQUITY

Capital Structure

Authorized Shares - The Company is authorized to issue 5,000,000 shares of no par value common stock and 1,316,181 shares of no par value preferred stock. The preferred stock has been designated as Series A Preferred Stock (the “Series A”), consisting of 747,385 shares, and Series Seed Preferred Stock (the “Series Seed”), consisting of 568,796 shares (collectively “Preferred Stock”).

Common Stock Transactions

During the year ended December 31, 2016, restricted common stock issued during the year ended December 31, 2014 fully vested. As of December 31, 2016, no restricted common stock remained unvested.

F-18

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

NOTE 6:	STOCKHOLDERS’ EQUITY (concluded)

Preferred Stock Transactions

Series A

During 2015, the Company issued 709,812 shares of Series A to investors for total proceeds of $4,748,705. In conjunction with the equity issuance, the Company converted all outstanding promissory notes payable and accrued interest totaling $251,295 into 37,561 shares of Series A.

Series Seed

During 2015, the Company issued 201,146 shares, to investors for total proceeds of $1,047,000.

Voting - The holders of Preferred Stock are entitled to one vote for each share of common stock that the preferred shares are convertible into.

Liquidation - Upon any liquidation, dissolution, or winding up of the Company, the holders of Series A shall be entitled to be paid out of the assets of the Company available for distribution to its stockholders before any payment shall be made to the holders of common stock or Series Seed, an amount per share equal to the greater of: i) the Series A original issue price of $6.69 per share, plus any dividends declared but unpaid, and ii) such amount per share as would have been payable had all shares of Series A been converted into common stock immediately prior to such liquidation, dissolution, or winding up. If the available assets are insufficient to pay the holders of shares of Series A the full amount to which they shall be entitled, then all of the available assets shall be distributed to the holders of the Series A pro rata in accordance with their ownership thereof.

After payment in full of the Series A preference amount, the Series Seed stockholders are entitled to a liquidation preference equal to the greater of: i) the Series Seed original issue price of $5.205 per share, plus any dividends declared but unpaid, or ii) such amount per share as would have been payable had all shares of Series Seed been converted into common stock immediately prior to such liquidation, dissolution, or winding up. If the available assets are insufficient to pay the holders of shares of Series Seed the full amount to which they shall be entitled, then all of the available assets shall be distributed to the holders of the Series Seed pro rata in accordance with their ownership thereof. Any assets remaining after such preferential distribution shall be distributed to holders of the common stock.

Conversion - Shares of Preferred Stock are convertible into shares of common stock at the option of the holder at any time. The number of common stock shares for Preferred Stock can be determined by dividing the original issue price by the then-effective conversion price.

Mandatory Conversion - All outstanding shares of Preferred Stock shall automatically be converted into shares of common stock upon the closing of the sales of shares of common stock to the public, with gross proceeds to the Company of at least $30,000,000. All outstanding shares of Series A shall automatically be converted into shares of common stock by the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least a majority of the then outstanding shares of Series A, voting as a single class. All outstanding shares of Series Seed shall automatically be converted into shares of common stock by the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least a majority of the then outstanding shares of Series Seed, voting as a single class.

Dividends - All dividends shall be declared pro rata on the common stock and Preferred Stock on a pari passu basis according to the numbers of common stock held by such holders on an as converted basis.

F-19

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

NOTE 7:	STOCK OPTIONS

In August 2013, the Company adopted the 2013 Stock Option Plan (the “Plan”). The Plan provides incentives to eligible employees, officers, and directors in the form of incentive stock options, non-qualified stock options and restricted stock awards. The Company reserved a total of 250,000 shares of common stock for issuance under the Plan as of December 31, 2016. Of these shares, 69,217 shares are available for future stock option grants as of December 31, 2016.

The Board of Directors has the authority to administer the Plan and determine, among other things, the interpretation of any provisions of the Plan, the eligible employees who are granted options, the number of options that may be granted, vesting schedules, and option exercise prices. The Company’s stock options have a contractual life not to exceed ten years. The Company issues new shares of common stock upon exercise of stock options.

Due to limited historical data, the Company estimates stock price volatility based on the actual volatility of comparable publicly traded companies over the expected life of the option. The expected term represents the average time that options that vest are expected to be outstanding. The expected term for options granted to non-employees is the contractual life. The risk-free rate is based on the United States Treasury yield curve for the expected life of the option.

Management used the Black-Scholes-Merton option pricing model to determine the fair value of options issued during the years ended December 31, 2016 and 2015.

The assumptions used to calculate the fair value of stock options granted are as follows:

For the Year Ended December 31, 2016	Non- Employees	Employees

Estimated dividend yield	-%	-%
Expected stock price volatility	51.24%	51.24%
Risk-free interest rate	2.29%	1.46%
Expected life of options (in years)	10	5.9
Weighted-average fair value per share	$1.51	$1.17

For the Year Ended December 31, 2015	Non- Employees	Employees

Estimated dividend yield	-%	-%
Expected stock price volatility	52.77%	52.77%
Risk-free interest rate	2.18%	1.44%
Expected life of options (in years)	10.00	5.90
Weighted-average fair value per share	$1.50	$1.17
F-20

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

NOTE 7:	STOCK OPTIONS (concluded)

The following summarizes the stock option activity for the years ended December 31, 2016 and 2015:

	Shares	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term

Outstanding at December 31, 2014	112,000	$1.98
Terminated	(24,080)	3.99
Granted	62,200	1.89
Outstanding at December 31, 2015	150,120	$1.61
Exercised	(7,320)	3.99
Terminated	(31,587)	2.41
Granted	62,250	2.40
Outstanding at December 31, 2016	173,463	$1.64	8.2
Exercisable at December 31, 2016	131,675	1.58	8.0
Expected to vest after December 31, 2016	41,788	1.89	8.8

The following table summarizes certain information about all stock options outstanding as of December 31, 2016:

Exercise Price	Number of Options Outstanding	Weighted-Average Remaining Contractual Life (In Years)	Number of Options Exercisable

$0.67	68,000	7.0	59,414
1.87	53,193	8.5	40,699
2.40	42,270	9.7	21,562
3.99	10,000	7.8	10,000
	173,463		131,675

As of December 31, 2016, there was approximately $32,000 of total unrecognized compensation cost related to stock option arrangements granted under the Plan. That cost is expected to be recognized over a weighted average period of 1.9 years. There was no intrinsic value for the stock options that were exercised in 2016.

The Company recorded $51,000 and $39,970 in non-employee and $24,443 and $14,904 in employee share-based compensation expense during 2016 and 2015. In addition, the Company recorded $5,276 and 9,046 of share-based compensation expense related to the 7,875 and 13,500 shares of restricted common stock issued in exchange for services that vested in 2016.

F-21

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

NOTE 8:	INCOME TAXES

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. The components of the Company’s deferred income tax assets and liabilities as of December 31, 2016 and 2015, are as follows:

	2016	2015
Deferred income tax assets and liabilities:
Net operating loss carryforwards	$2,718,000	$1,351,000
Share-based compensation	61,000	20,000
Depreciation and amortization	(60,000)	29,000
Allowance on loans to developers	19,000	-
Accrued interest	8,000	-
Accrued expenses	42,000	-
Valuation allowance	(2,788,000)	(1,400,000)
	$-	$-

The Company has established a valuation allowance against its deferred tax assets due to the uncertainty surrounding the realization of such asset. The valuation allowance increased by approximately $1,388,000 and $727,000, respectively, during the years ended December 31, 2016 and 2015.

As of December 31, 2016, the Company has federal and state net operating loss carryforwards of approximately $7,050,000 available to offset future federal and state taxable income, which begin to expire in 2033 and 2028.

The Tax Reform Act of 1986 contains provisions which limit the ability to utilize the net operating loss carryforwards in the case of certain events, including significant changes in ownership interests. If the Company’s net operating loss carryforwards are limited, and the Company has taxable income which exceeds the permissible yearly net operating loss carryforwards, the Company would incur a federal income tax liability even though net operating loss carryforwards would be available in future years.

Income taxes computed at the statutory federal income tax rate are reconciled to the provision for income tax expense for 2016 and 2015 as follows:

	2016		2015
	Amount	% of Pre-Tax Earnings	Amount	% of Pre-Tax Earnings

Income tax expense (benefit) at statutory rate	$(1,272,000)	(34.0)%	$(662,000)	(34.0)%
State taxes (net of federal benefit)	(171,000)	(4.6)%	(89,000)	(4.6)%
Non-deductible expenses	55,000	1.5%	24,000	1.2%
Change in valuation allowance	1,388,000	37.1%	727,000	37.4%
Provision for income tax expense	$-	0.0%	$-	0.0%

The Company recognizes interest and penalties related to uncertain tax positions in the provision for income taxes. As of December 31, 2016 and 2015, the Company had no accrued interest related to uncertain tax positions.

F-22

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

NOTE 9:	SUBSEQUENT EVENTS

On January 11, 2017, the Company entered into a $1,000,000 Promissory Note, which was amended on March 20, 2017 to extend the payment schedule (as amended, the “Note”). The Note bears interest at 8.0%. The Note is paid in quarterly installment payments equal to approximately $250,000 or 25.0% of the original aggregate principal amount and the remaining principal matures on December 31, 2017.

On April 7, 2017, the Company and Revolver Capital amended the Revolver to increase the Revolving Credit Commitments thereunder from $3,500,000 to $4,500,000.

During March 1, 2017 through May 31, 2017, the Company issued subordinated convertible promissory notes (the “Subordinated Notes”) to investors for total proceeds of $825,000. The outstanding principal and all accrued but unpaid interest is due and payable on the earlier of September 27, 2018, or the consummation of a sale of the Company by consolidation, merger, change of majority ownership, or sale or other disposition of all or substantially all of the assets of the Company (the “Maturity Date”). In the event of a closing of a financing with gross proceeds of at least $8,000,000 (“Qualified Financing”) prior to the Maturity Date, the outstanding principal and all accrued but unpaid interest would become automatically converted into shares of stock issued in the financing at a price per share equal to 75% of the price per share of the financing. The indebtedness represented by the Subordinated Notes is subordinated in all respects to the principal of (and premium, if any), unpaid interest on and amounts reimbursable, fees, expenses, costs of enforcement, and other amounts due in connection with the Revolver and the Note.

On June 15, 2017, the Company entered into a second amendment to the Note. The amendment increased the principal sum to $2,000,000. The additional $1,000,000, plus any accrued but unpaid interest thereon was due and payable on September 30, 2017.

During October 2017, the Company has reached an agreement in principle with the lender for a third amendment to the Note and is finalizing the documentation related thereto. The Note, upon finalization of the third amendment, will be required to be repaid as follows: (i) $250,000, plus any accrued but unpaid interest thereon, will be due and payable on March 31, 2019; (ii) $500,000, plus any accrued but unpaid interest thereon, will be due and payable on June 30, 2019; (iii) $500,000, plus any accrued but unpaid interest thereon, will be due and payable September 30, 2019; and (iv) any remaining outstanding principal amount, plus any remaining accrued but unpaid interest, will be due and payable on December 31, 2019.  In addition, beginning in the fourth quarter of 2017, upon finalization of the third amendment, the lender will receive 4,000 warrants every quarter up to and including the first quarter of 2019. Over the remaining three quarters of 2019, the lender will receive 3,500, 2,300, and 1,100 warrants, respectively.

Subsequent events were evaluated through October 11, 2017, the date the consolidated financial statements were available to be issued.

F-23

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Table of Contents

June 30, 2017 (unaudited)

F-24

GROUNDFLOOR INC. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets

	Unaudited June 30, 2017	Audited December 31, 2016
Assets

Current assets:
Cash	$921,594	$211,917
Loans to developers	18,601,264	12,694,297
Interest receivable on loans to developers	1,394,981	708,132
Other receivables	123,840	109,332
Other assets	4,597	7,669
Total current assets	21,046,276	13,731,347
Property and equipment, net	38,140	34,510
Software and website development costs, net	395,312	336,797
Other intangible assets, net	27,500	28,500
Total assets	$21,507,228	$14,131,154

Liabilities and Stockholders’ Equity

Current liabilities:
Accounts payable	$699,856	$451,558
Accrued expenses and other liabilities	172,218	193,251
Limited recourse obligations, net	13,969,324	8,612,328
Accrued interest on limited recourse obligations	922,452	649,318
Deferred revenue	435,546	298,486
Partner lender notes	685,911	522,098
Notes payable	1,714,167	-
Convertible notes	825,000	-
Revolving credit facility	3,363,019	2,715,995
Total current liabilities	22,787,493	13,443,034
Other liabilities	-	12,000
Total liabilities	22,787,493	13,455,034
Stockholders’ equity:
Common stock, no par, 5,000,000 shares authorized, 1,132,406 issued and outstanding	22,449	22,449
Series A convertible preferred stock, no par, 747,385 shares designated, 747,373 shares issued and outstanding (liquidation preference of $4,999,925)	4,962,435	4,962,435
Series seed convertible preferred stock, no par, 568,796 and 575,000 shares designated, 568,796 and 367,650 shares issued and outstanding (liquidation preference of $2,960,583)	2,609,091	2,609,091
Additional paid-in capital	547,161	527,073
Accumulated deficit	(9,420,841)	(7,444,368)
Stock subscription receivable	(560)	(560)
Total stockholders’ equity	(1,280,265)	676,120
Total liabilities and stockholders’ equity	$21,507,228	$14,131,154

F-25

GROUNDFLOOR INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Operations

	Unaudited Six Months Ended June 30,
	2017	2016
Non-interest revenue:
Origination fees	$366,798	$67,903
Loan servicing revenue	175,972	38,675
Total non-interest revenue	542,770	106,578
Net interest income:
Interest income	1,114,627	160,161
Interest expense	(852,461)	(160,161)
Net interest income	262,166	-
Net revenue	804,936	106,578
Cost of revenue	(117,587)	(9,925)
Gross profit	687,349	96,653
Operating expenses:
General and administrative	463,718	718,373
Sales and customer support	666,163	347,488
Development	291,742	340,380
Regulatory	257,738	265,881
Marketing and promotions	669,464	442,648
Total operating expenses	2,348,825	2,114,770
Loss from operations	(1,661,476)	(2,018,117)
Interest expense	314,997	-
Net loss	$(1,976,473)	$(2,018,117)

F-26

GROUNDFLOOR INC. AND SUBSIDIARIES

Condensed Consolidated Statement of Stockholders’ Equity

	Series A		Series Seed
	Convertible		Convertible				Additional		Stock	Total
	Preferred Stock		Preferred Stock		Common Stock		Paid-in	Accumulated	Subscription	Stockholders’
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Receivable	Equity
Stockholders’ equity as of December 31, 2015 (audited)	747,373	$4,962,435	568,796	$2,609,091	1,123,750	$17,173	$422,423	$(3,704,156)	$(560)	$4,306,406
Exercise of stock options	-	-	-	-	7,320	-	29,207	-	-	29,207
Share-based compensation expense	-	-	-	-	-	5,276	75,443	-	-	80,719
Net loss	-	-	-	-	-	-	-	(3,740,212)	-	(3,740,212)
Stockholders’ equity as of December 31, 2016 (audited)	747,373	$4,962,435	568,796	$2,609,091	1,131,070	$22,449	$527,073	$(7,444,368)	$(560)	$676,120
Exercise of stock options	-	-	-	-	1,336	-	2,498	-	-	2,498
Share-based compensation expense	-	-	-	-	-	-	17,590	-	-	17,590
Net loss	-	-	-	-	-	-	-	(1,976,473)	-	(1,976,473)
Stockholders’ equity as of June 30, 2017 (unaudited)	747,373	$4,962,435	568,796	$2,609,091	1,132,406	$22,449	$547,161	$(9,420,841)	$(560)	$(1,280,265)

F-27

GROUNDFLOOR INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows

	Unaudited Six Months Ended June 30,
	2017	2016
Cash flows from operating activities

Net loss	$(1,976,473)	$(2,018,117)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	102,471	47,316
Share-based compensation	17,590	56,450
Amortization of deferred financing costs	34,583	-
Changes in operating assets and liabilities:
Other receivables	(14,508)	83,716
Other assets	3,072	(1,821)
Interest receivable on loans to developers	(686,849)	(80,749)
Accounts payable	248,298	229,627
Accrued interest on limited recourse obligations	273,134	77,883
Accrued expenses and other liabilities	(33,032)	(77,776)
Deferred revenue	137,060	80,324
Net cash used in operating activities	(1,894,654)	(1,603,147)
Cash flows from investing activities
Loan payments to developers	(11,141,711)	(4,644,221)
Repayments of loans from developers	5,234,744	994,000
Purchases of computer equipment and furniture and fixtures	(11,577)	(20,937)
Purchase of intangible assets	-	(30,000)
Payments of software and website costs	(152,039)	(100,961)
Net cash used in investing activities	(6,070,583)	(3,802,119)
Cash flows from financing activities
Proceeds from limited recourse obligations and partner lender notes	11,115,772	4,703,976
Repayments of limited recourse obligations and partner lender notes	(5,594,963)	(1,098,755)
Payment of deferred financing costs	(55,000)	-
Borrowings from the revolving credit facility	10,912,157	-
Repayments on the revolving credit facility	(10,280,550)	-
Exercise of stock options	2,498	-
Proceeds from issuance of convertible notes payable	825,000	-
Proceeds from issuance of shareholder loan	2,000,000	-
Repayments of shareholder loan	(250,000)	-
Net cash provided by financing activities	8,674,914	3,605,221
Net increase in cash	709,677	(1,800,045)
Cash as of beginning of the period	211,917	4,331,013
Cash as of end of the period	$921,594	$2,530,968

F-28

GROUNDFLOOR FINANCE INC. AND SUBSIDIARIES

Notes to Condensed Consolidated Financial Statements (Unaudited)

NOTE 1:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business

The Company was originally organized as a North Carolina limited liability company under the name of Fomentum Labs LLC on January 28, 2013. Fomentum Labs LLC changed their name to Groundfloor LLC on April 26, 2013, and converted into a North Carolina corporation on July 26, 2013. In connection with this conversion, all equity interests in Groundfloor LLC were converted into shares of GROUNDFLOOR Inc.’s common stock. In August 2014, GROUNDFLOOR Inc. converted into a Georgia corporation and changed their name to Groundfloor Finance Inc. The accounting effects of these conversions are reflected retrospectively in the condensed consolidated financial statements. Groundfloor Holdings GA, LLC is the holder of the Revolver, as defined in Note 5. Groundfloor Properties GA LLC was created for the purpose of financing real estate in Georgia. Groundfloor Real Estate 1 LLC was created for the purpose of financing real estate in nine states. Groundfloor Real Estate, LLC is currently inactive and management does not have plans to use this entity in the near future.

The Company has developed an online investment platform designed to crowdsource financing for real estate development projects (the “Projects”). With this online investment platform (the “Platform”), public investors (the “Investors”) are able to choose between multiple Projects, and real estate developers (the “Developers”) of the Projects are able to obtain financing. Groundfloor’s financing model replaces traditional sources of financing for Projects with the aggregation of capital from Investors using the internet.

Groundfloor formed Groundfloor Properties GA LLC (“Groundfloor GA”) in August 2013 for the purpose of issuing nonrecourse promissory notes (“Georgia Notes”) corresponding to commercial real estate loans entered into by Groundfloor GA to residents of Georgia. Groundfloor GA began offering these investment opportunities to residents of Georgia through the Platform in November 2013.

Following the qualification of the Company’s first offering statement on Form 1-A on August 31, 2015, the Company began a multistate offering of limited recourse obligations (“LROs”) to Investors corresponding to commercial loans for real estate development projects financed by the Company. The Company does not intend to issue any additional Georgia Notes.

The Company believes this method of real estate financing has many advantages including reduced Project origination costs, lower interest rates for Developers, and attractive returns for Investors.

Basis of Presentation and Liquidity

Our condensed consolidated financial statements include Groundfloor Finance Inc. and its wholly owned subsidiaries, Groundfloor Properties GA LLC, Groundfloor Real Estate, LLC, Groundfloor Holdings GA, LLC, and Groundfloor Real Estate 1, LLC (collectively the “Company” or “Groundfloor”). Intercompany transactions and balances have been eliminated upon consolidation.

The Company’s condensed consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business.

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. They do not include all information and notes required by generally accepted accounting principles for complete financial statements. However, there has been no material change in the information disclosed in the notes to consolidated financial statements included in the consolidated financial statements for the year ended December 31, 2016 included in this filing. The unaudited interim condensed consolidated financial statements should be read in conjunction with the unaudited financial statements and notes thereto for the year ended December 31, 2016. Capitalized terms used, but not otherwise defined, below have the meaning set forth in the consolidated financial statements for the year ended December 31, 2016 and notes thereto.

F-29

Operations since inception have consisted primarily of organizing the Company, developing the technology, and securing financing. The accompanying condensed consolidated financial statements have been prepared on a basis which assumes that the Company will continue as a going concern. The Company has incurred losses and cash outflows from operations since its inception. The ultimate success of the Company is dependent on management’s ability to develop and market its products and services at levels sufficient to generate operating revenues in excess of expenses.

Management evaluated the condition of the Company and has determined that until such sales levels can be achieved, management will need to secure additional capital to continue growing working capital and fund product development and operations.

Management intends to raise additional debt or equity financing to grow working capital and fund operations. Management believes the Company will obtain additional funding from current and new investors in order to sustain operations. However, there are no assurances that the Company can be successful in obtaining the additional capital or such financing will be on terms favorable or acceptable to the Company.

There is substantial doubt that the Company will continue as a going concern for at least 12 months following the date these condensed consolidated financial statements are issued, without additional financing based on the Company’s limited operating history and recurring operating losses.

The condensed consolidated financial statements do not include any adjustments that might result from the outcome of the uncertainties described in the consolidated financial statements. In addition, the condensed consolidated financial statements do not include any adjustments relating to the recoverability and classification of assets nor the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

Summary of Significant Accounting Policies

The Company’s significant accounting policies are included in Note 1 – Summary of Significant Accounting Policies in the annual audited consolidated financial statements included elsewhere in this filing. There have been no changes to these accounting policies during the first six months of 2017.

NOTE 2:	PROMISSORY NOTES

Promissory Notes

On January 11, 2017, the Company entered into a $1,000,000 Promissory Note, which was amended on March 20, 2017 to extend the payment schedule (as amended, the “Note”). The Note bears interest at 8.0%. The Note is paid in quarterly installment payments equal to approximately $250,000 or 25.0% of the original aggregate principal amount and the remaining principal matures on December 31, 2017.

On June 15, 2017, the Company entered into a second amendment to the Note. The amendment increased the principal sum to $2,000,000. The additional $1,000,000, plus any accrued but unpaid interest thereon was due and payable on September 30, 2017.

As of the date hereof, the principal sum of $1,750,000 remains outstanding. As of June 30, 2017, the Company reflected $ 35,833 of deferred financing costs related to the ISB Note as a reduction to the notes payable on the condensed consolidated balance sheets.

F-30

Convertible Notes

During March 1, 2017 through May 31, 2017, the Company issued subordinated convertible promissory notes (the “Subordinated Notes”) to investors for total proceeds of $825,000. The notes bore interest at the rate of 8% per annum. The outstanding principal and all accrued but unpaid interest is due and payable on the earlier of September 27, 2018, or the consummation of a sale of the Company by consolidation, merger, change of majority ownership, or sale or other disposition of all or substantially all of the assets of the Company (the “Maturity Date”). In the event of a closing of a financing with gross proceeds of at least $8,000,000 (“Qualified Financing”) prior to the Maturity Date, the outstanding principal and all accrued but unpaid interest would become automatically converted into shares of stock issued in the financing at a price per share equal to 75% of the price per share of the financing. The indebtedness represented by the Subordinated Notes is subordinated in all respects to the principal of (and premium, if any), unpaid interest on and amounts reimbursable, fees, expenses, costs of enforcement, and other amounts due in connection with the Revolver and the Note.

NOTE 3:	REVOLVING CREDIT FACILITY

Revolving Credit Facility

On November 1, 2016, the Company’s wholly-owned subsidiary, Groundfloor Holdings GA LLC, as borrower, entered into a revolving credit facility (the “Revolver”) with Revolver Capital, LLC. The credit agreement provides for revolving loans up to a maximum aggregate principal amount of $1,500,000. The Revolver will be used to bridge funding of underlying loans pending approval from the SEC. The Revolver will mature on October 31, 2017 unless the lender agrees to extend the maturity of its loans under the Revolver.

On November 11, 2016, the Company entered into a First Amendment to the Credit Agreement (the “First Amendment”) which amended the existing Credit Agreement dated November 1, 2016, among Groundfloor Holdings GA LLC, as borrower, and Revolver Capital, LLC, as lender. The First Amendment amended the Credit Agreement to increase the Revolving Credit Commitments thereunder from $1,500,000 to $2,500,000. The other terms of the credit facility remain unchanged.

On December 21, 2016, the Company entered into a Second Amendment to the Credit Agreement (the “Second Amendment”) which amended the existing Credit Agreement dated November 1, 2016, among Groundfloor Holdings GA LLC, as borrower, and Revolver Capital, LLC, as lender. The Second Amendment amended the Credit Agreement to increase the Revolving Credit Commitments thereunder from $2,500,000 to $3,500,000. The other terms of the credit facility remain unchanged.

On April 7, 2017, the Company entered into a Third Amendment to the Credit Agreement (the “Third Amendment”) which amended the existing Credit Agreement dated November 1, 2016, among Groundfloor Holdings GA LLC, as borrower, and Revolver Capital, LLC, as lender. The Second Amendment amended the Credit Agreement to increase the Revolving Credit Commitments thereunder from $3,500,000 to $4,500,000. The other terms of the credit facility remain unchanged.

As of June 30, 2017 the Company had $1,172,814 of available borrowings and $3,327,186 outstanding under the Revolver as presented within revolving credit facility on the condensed consolidated balance sheets. As of June 30, 2017, the Company reflected $20,833 of deferred financing costs related to the Revolver as a reduction to the revolving credit facility on the condensed consolidated balance sheets.

NOTE 4:	STOCK OPTIONS

In August 2013, the Company adopted the 2013 Stock Option Plan (the “Plan”). The Plan provides incentives to eligible employees, officers, and directors in the form of incentive stock options and non-qualified stock options. The Company had reserved a total of 250,000 shares of common stock for issuance under the Plan as of June 30, 2017. Of these shares, 55,987 shares are available for future stock option grants as of June 30, 2017.

The Board of Directors has the authority to administer the Plan and determine, among other things, the interpretation of any provisions of the Plan, the eligible employees who are granted options, the number of options that may be granted, vesting schedules, and option exercise prices. The Company’s stock options have a contractual life not to exceed ten years. The Company issues new shares of common stock upon exercise of stock options.

During the six months ended June 30, 2017, the Company issued 24,000 stock options and 1,336 stock options were exercised.

F-31

As of June 30, 2017, there was approximately $51,774 of total unrecognized compensation cost related to stock option arrangements granted under the Plan. That cost is expected to be recognized over a weighted average period of 3.0 years.

The Company recorded $6,538 and $15,314 in non-employee and $10,429 and $7,404 in employee share-based compensation expense during the six months ended June 30, 2017 and 2016, respectively.

NOTE 5:	INCOME TAXES

The Company has incurred net operating losses since inception and is forecasting additional losses through December 31, 2017.  Therefore, no United States federal, state, or foreign income taxes are expected for 2017 and none have been recorded as of June 30, 2017.

Due to the Company’s history of losses since inception, there is not enough evidence at this time to support the conclusion that it will generate future income of a sufficient amount and nature to utilize the benefits of the Company’s net deferred tax assets.  Accordingly, the Company fully reduced its net deferred tax assets by a valuation allowance, since it has been determined that it is more likely than not that all of the deferred tax assets will not be realized.

The Tax Reform Act of 1986 contains provisions which limit the ability to utilize the net operating loss carryforwards in the case of certain events including significant changes in ownership interests.  If the Company’s net operating loss carryforwards are limited, and the Company has taxable income which exceeds the permissible yearly net operating loss carryforwards, the Company would incur a federal income tax liability even though net operating loss carryforwards would be available in future years.

NOTE 6:	SUBSEQUENT EVENTS

As of October 9, 2017, the Company has entered into an agreement in principle for a Third Amendment to the promissory note and security agreement and is finalizing documentation related thereto. The ISB Note, as to be amended, must be repaid as follows: (i) $250,000, plus any accrued but unpaid interest thereon, is due and payable on March 31, 2019, (ii) $500,000, plus any accrued but unpaid interest thereon, is due and payable on June 30, 2019, (iii) $500,000, plus any accrued but unpaid interest thereon, is due and payable September 30, 2019, and (iv) any remaining outstanding principal amount, plus any remaining accrued but unpaid interest, is due and payable on December 31, 2019. In addition, beginning in the fourth quarter of 2017, ISB will receive 4,000 warrants every quarter up to and including the first quarter of 2019. Over the remaining three quarters of 2019, ISB will receive 3,500, 2,300, and 1,100 warrants, respectively.

Subsequent events were evaluated through October 9, 2017, the date the condensed consolidated financial statements were available to be issued.

F-32

PART III — EXHIBITS

Exhibit Index

			Incorporated by Reference
Exhibit Number	Exhibit Description (hyperlink)	Filed Herewith	Form	File No.	Exhibit	Filing Date

2.1	Groundfloor Finance Inc. Second Amended and Restated Articles of Incorporation		1-A/A	024-10496	2.1	November 25, 2015

2.2	Groundfloor Finance Inc. Bylaws		1-A/A	024-10440	2.2	July 1, 2015

3.1	Amended and Restated Investors’ Rights Agreement		1-A/A	024-10496	3.1	November 25, 2015

3.2	Form of Investor Agreement		1-A/A	024-10440	3.3	August 21, 2015

4.1	Standard Form of LRO Agreement		1-A/A	024-10496	N/A	December 8, 2015

6.1	Executive Employment Agreement with Brian Dally dated November 19, 2014		1-A/A	024-10440	6.1	July 1, 2015

6.2	Executive Employment Agreement with Nikhil Bhargava dated November 19, 2014		1-A/A	024-10440	6.2	July 1, 2015

6.3	2013 Stock Option Plan		1-A/A	024-10440	6.6	July 1, 2015

6.4	Option Award Agreement for Michael Olander Jr.		1-A/A	024-10440	6.8	July 1, 2015

6.5	Option Award Agreement for Richard Tuley		1-A	024-10488	6.11	October 7, 2015

6.6	Option Award Agreement for Bruce Boehm		1-A	024-10488	6.12	October 7, 2015

6.7	Series Seed Preferred Stock Purchase Agreement		1-A/A	024-10440	3.1	July 1, 2015

6.8	Series A Preferred Stock Purchase Agreement		1-A/A	024-10496	6.18	November 25, 2015

6.9	Right of First Refusal and Co-Sale Agreement		1-A/A	024-10496	6.19	November 25, 2015

6.10	Promissory Note and Security Agreement, as amended	X

6.11	Form of Loan Agreement		1-A/A	024-10440	6.14	July 1, 2015

Incorporated by Reference
Exhibit Number	Exhibit Description (hyperlink)	Filed Herewith	Form	File No.	Exhibit	Filing Date

6.12	Form of Promissory Note		1-A/A	024-10440	6.15	July 1, 2015

10.1	Power of attorney		1-A	024-10496	N/A	November 19, 2015

10.2	Power of attorney with new director		1-A/A	024-10496	N/A	November 25, 2015

11.1	Consent of Hughes Pitman & Gupton, LLP	X

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on October 18, 2017.

GROUNDFLOOR FINANCE INC.

By:	/s/ Nick Bhargava
Name:	Nick Bhargava
Title:	Executive Vice President, Secretary and Acting Chief Financial Officer

This offering statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

*	President, Chief Executive Officer and Director	October 18, 2017
Brian Dally	(Principal Executive Officer)

/s/ Nick Bhargava	Executive Vice President, Secretary Acting Chief	October 18, 2017
Nick Bhargava	Financial Officer and Director (Principal Financial and Accounting Officer)

*	Director	October 18, 2017
Sergei Kouzmine

*	Director	October 18, 2017
Bruce Boehm

*	Director	October 18, 2017
Michael Olander Jr.

*	Director	October 18, 2017
Richard Tuley Jr.

*By:	/s/ Nick Bhargava
Nick Bhargava
Attorney-in-fact